Filed Pursuant to Rule 424(b)(5)
Registration No. 333-141951
The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated May 14, 2007

PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 2007)

25,608,695 Shares

Common Stock

We are selling 23,000,000 shares of our common stock, and the selling stockholders identified in this prospectus supplement are selling 2,608,695 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “BRLC.” On May 11, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $7.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 3,450,000 shares of our common stock from us, and up to an additional 391,305 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.
UBS Investment Bank
Robert W. Baird & Co.
Canaccord Adams
Brean Murray, Carret & Co.

The date of this prospectus supplement is          , 2007.

# ÖLEVIA
HIGH DEFINITION TELEVISION

Award-Winning HDTVs
Proud Sponsor of ESPN

ÖLEVIA

Award-Winning HDTVs Proud Sponsor of ESPN

AEG PARTNERSHIP Leading Sports and Entertainment Presenters World-Wide The O2 (London) LA Live (Los Angeles, CA) Kansas City Sprint Center (Kansas City, MO) Prudential Center (Newark, NJ) Red Bull Park (Harrison, NJ) BRAND ELEVATION

## ELITE PRODUCT PLACEMENT

Surface Concept Home Partner

Master Partner, Dwell Homes by Empyrean

Dwell on Design Sponsor

dwell
All Together Now
Building Homes That Build Community

surface
FASHION
ISSUE

# MODERN DESIGN

Surface Concept Home

ELITE PRODUCT PLACEMENT Surface Concept Home Partner Master Partner, Dwell Homes by Empyrean Dwell on Design Sponsor MODERN DESIGN Surface Concept Home

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus supplement or the accompanying prospectus. We and the selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides you with specific information regarding the terms of this offering and certain other information. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Both this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, include important information about us and the selling stockholders, the common stock being offered, and other information you should know before investing in our common stock.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” in this prospectus supplement before investing in our common stock. This prospectus supplement adds to, updates, and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Brillian®, Vivitar®, and LCoS® (stylized) are registered trademarks of our company, and LCoStm is a trademark of our company. We have pending trademark applications for IDEA, iDiva, Ölevia, and Syntax. This prospectus also includes trademarks, service marks, and trade names of other companies.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of our common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

The Company

We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs, utilizing liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, technologies. Under our Ölevia brand name, we sell our LCD HDTVs in a broad array of screen sizes as well as our LCoS HDTVs utilizing our proprietary LCoS microdisplay technology to international, national, regional, and online consumer electronics retailers and distributors. Through these sales channels, we sell HDTVs designed to meet the individual needs of a variety of end-user consumers, including consumers in the price-conscious, high-performance, and high-end home theater markets. In order to best address the price and performance requirements of our sales channel customers and end-user consumers, we have established a virtual manufacturing model utilizing components sourced in Asia, third-party contract manufacturers located in Asia, and third-party assemblers located in close proximity to end-user consumers to produce our HDTVs.

Through our recent acquisition of Vivitar, we are also a leading supplier of both digital and film cameras, offering a broad line of digital imaging products, including digital cameras, point and shoot cameras, 35 millimeter single lens reflex cameras, auto focus cameras, digital video cameras, multimedia players, flash units, binoculars, projectors, and camera accessories. In addition, we offer a broad line of LCoS microdisplay products and subsystems, including LCoS imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, projection applications, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

We have focused primarily on HDTV products, allowing us to gain market share by leveraging our close supplier relationships to create value for our sales channel customers and ultimately end-user consumers. In order to capture this value effectively, we have created a global virtual manufacturing model to reduce cost and capital expenses and enable us to concentrate on product design, marketing, research and development, and technological advances. In addition, we have developed a deep systems-level expertise, which allows us to deliver a high level of performance and reliability in our LCoS and LCD products. As a result of these factors, we believe our broad range of HDTVs provides an attractive balance of price and performance. To date, we have focused primarily on developing our market position in North America and China. According to DisplaySearch, our market share of LCD television shipments 25” and above in North America increased from 3.2% in the third quarter of 2006 to 7.3% in the fourth quarter of 2006. In the China market, we were the leading non-domestic supplier of LCD televisions during the fourth quarter of 2006, also according to DisplaySearch.

Our Strategy

Our goal is to enhance our position in the global markets we address as well as to continue the significant growth we have experienced. Key elements of our HDTV strategy include the following:

•	increase consumer awareness of our brands and products;

•	expand our product distribution channels;

•	leverage our global virtual manufacturing model;

•	capitalize on our LCoS technological expertise; and

•	pursue additional strategic acquisitions and relationships.

Corporate Information

We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281. Our telephone number is (602) 389-8888. Our website is located at www.syntaxbrillian.com. The information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered:

By us	23,000,000 shares

By the selling stockholders	2,608,695 shares

Common stock to be outstanding after this offering	85,502,792 shares

Use of proceeds	We estimate that the net proceeds from shares sold by us in this offering will be approximately $150.3 million. We intend to use the proceeds of this offering to finance our working capital needs associated with continued expansion of our business, to repay $20.0 million of outstanding indebtedness, and for other general corporate purposes.

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

Nasdaq Global Market symbol	BRLC

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2007 and does not include the following:

•	4,098,807 shares of common stock issuable upon the exercise of stock options;

•	an additional 556,789 shares of common stock reserved for issuance under our stock option plans;

•	144,157 shares of common stock reserved for issuance under our 2003 Employee Stock Purchase Plan;

•	2,936,644 shares of common stock issuable upon the exercise of outstanding warrants;

•	786,327 shares of common stock issuable upon conversion of our 6% redeemable convertible preferred stock; and

•	up to 3,450,000 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their overallotment option.

Unless otherwise stated, all information contained in this prospectus supplement assumes no exercise of the underwriters’ overallotment option.

Risk Factors

See “Risk Factors” beginning on page S-4 for a discussion of factors you should carefully consider before deciding to purchase our common stock.

Summary Financial Data

The following table contains summary financial information. The merger of Brillian Corporation and Syntax Groups Corporation was completed on November 30, 2005. The financial information subsequent to November 30, 2005 reflects the results of the combined company, and the financial information prior to November 30, 2005 reflects the results of Syntax Groups Corporation. The statement of operations data for the fiscal years ended June 30, 2004, 2005, and 2006 have been derived from our financial statements, which have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm. The summary financial information for the nine months ended March 31, 2006 and 2007 and as of March 31, 2007 has been derived from our unaudited financial statements. Operational results for the nine months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2007. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement.

The as adjusted column of the balance sheet data reflects our sale of common stock in this offering at an assumed public offering price of $7.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to our receipt of the estimated net proceeds.

	Years Ended			Nine Months Ended
	June 30,			March 31,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Net sales	$30,616	$82,586	$192,990	$133,184	$492,378
Cost of sales	28,351	71,825	169,096	116,573	409,430

Gross profit	2,265	10,761	23,894	16,611	82,948
Expenses:
Selling, distribution, and marketing	842	2,801	8,320	5,453	14,637
General and administrative	2,167	7,616	18,123	13,646	21,409
Research and development	—	—	4,416	2,563	4,825

Operating income (loss)	(744)	344	(6,965)	(5,051)	42,077
Income tax (expense) benefit	356	(78)	—	—	(5,184)
Net income (loss)	$(605)	$(17)	$(18,879)	$(13,380)	$21,418

Net income (loss) per share:
Basic	$(0.02)	$(0.00)	$(0.46)	$(0.35)	$0.39

Diluted	$(0.02)	$(0.00)	$(0.46)	$(0.35)	$0.37

	As of March 31, 2007
	Actual	As Adjusted(1)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents(2)	$16,946	$167,286
Total assets(2)	$404,709	$555,049
Total debt(2)	$76,764	$76,764
Total stockholders’ equity	$159,418	$309,758

(1)	A $1.00 increase (decrease) in the assumed public offering price of $7.00 per share would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ equity by $21.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(2)	Includes loans payable, bank and redeemable convertible preferred stock balances and does not reflect $20.0 million of debt that was incurred subsequent to March 31, 2007 or the repayment of such debt with the proceeds of this offering.

RISK FACTORS

You should carefully consider the following risk factors in addition to those discussed elsewhere in or incorporated in this prospectus supplement before you decide to purchase shares of our common stock.

Risks Related to Our Business

We derive a large percentage of our revenue from sales of HDTVs, particularly LCD HDTVs, and any decline in demand for these products could severely harm our ability to generate revenue.

We derive a large percentage of our revenue from HDTVs, particularly LCD HDTVs. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of consumer preferences, market demand, competition, product obsolescence, technological change, budget constraints of consumers, or other factors. If our revenue derived from these products were to decline significantly, our business and operating results would be adversely affected.

We are also subject to competition from competing HDTV technologies, such as plasma, digital micromirror device, and high-temperature polysilicon technologies, as well as other emerging technologies or technologies that may be introduced in the future. The success of competing technologies could substantially reduce the demand for our products.

We will require significant additional capital to fund the expansion of our business.

To support our rapidly expanding business, we must have sufficient working capital to fund our receivables and inventory and continue to make significant investments in product design and development, marketing, research and development, equipment, and facilities. Our lack of capital to date has constrained our business and negatively impacted our profitability.

In addition to this offering, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to existing stockholders.

Our revenue depends on sales by various retailers and distributors, some of which account for a significant portion of our sales.

Our HDTV revenue depends on our sales through various leading national consumer electronics retailers, such as Circuit City, CompUSA, Fry’s Electronics, K-Mart, Office Depot, Sears, and Target; regional consumer electronics retailers, such as ABC Appliance and J&R Electronics; online/television retailers, such as Amazon.com and Buy.com; and high-end audio/video distributors, such as BDI Laguna and D&H Distributor Co. Our HDTV revenue in China depends on our Chinese distributor, South China House of Technology. Our digital imaging product revenue depends on our sales through specialty stores, including Adorama, B&H, Ritz Camera, and Samy’s Camera; mass merchants, including Brandsmart, CompUSA, Fry’s Electronics, QVC, Radio Shack, and Wal-Mart; drug store chains, including Fred Meyer, Longs Drug Store, and Meijer; and online merchants, including Overstock.com, Shopko.com, Target.com, and Wal-Mart.com.

These sales channels involve a number of special risks, including the following:

•	we may be unable to secure and maintain favorable relationships with retailers and distributors;

•	we may be unable to control the timing of delivery of our products to end-user consumers;

•	our retailers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our retailers and distributors may terminate their relationships with us at any time; and

•	our retailers and distributors market and distribute competing products.

South China House of Technology accounted for $239.1 million, or 48.6%, of our net sales for the nine months ended March 31, 2007. South China House of Technology and CompUSA accounted for $32.5 million, or 16.8%, and $25.3 million, or 13.1%, respectively, of our net sales for the fiscal year ended June 30, 2006. Our revenue would likely decline if we lost one of these customers or if one of these customers were to significantly reduce its orders for any reason. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that our customers will continue to purchase our products at current levels, or at all.

We have significant accounts receivable from our largest distributor.

We have significant accounts receivable from South China House of Technology, our HDTV distributor in China, which accounted for 48.6% of our net sales for the nine months ended March 31, 2007. We provide South China House of Technology with 120-day payment terms and typically extend these payment terms during peak selling periods in order to enable South China House of Technology to collect accounts receivable from the retailers of our products. Although we have never suffered a loss on any account receivable from South China House of Technology, our accounts receivable from South China House of Technology at times are substantial, representing $170.8 million, or approximately 77.3% of our accounts receivable and due from factor, net, at March 31, 2007.

We face competition from a number of the world’s leading consumer electronics companies.

We compete with a number of the world’s leading HDTV suppliers, including JVC, LG Electronics, Panasonic, Phillips, Samsung, Sharp, Sony, Thompson, and Toshiba. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs. We also compete with a number of the world’s largest suppliers of digital imaging products, including Canon, Casio, JVC, Kodak, Minolta, Nokia, Olympus, Panasonic, Sanyo, and Sony. Each of these and certain of our other competitors have greater brand name recognition and greater financial, technical, sales, marketing, and other resources than we possess, which afford them competitive advantages over us. Our competitors could introduce products with superior features and functionality at lower prices than our products and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with other competitors. Finally, we may face additional sources of competition in the future because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the consumer electronics industry. Any of the foregoing effects could cause our revenue to decline, which would harm our financial position and results of operations.

Our ability to compete successfully in selling HDTVs depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in developing and producing new products;

•	our ability to address the needs of our customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	our ability to effectively market our brands and products;

•	the quality of our customer service;

•	our efficiency of production;

•	product or technology introductions by our competitors; and

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products.

Because we believe technological and functional distinctions among competing products in our markets are perceived by many end-user consumers to be relatively modest, effectiveness in marketing and manufacturing are particularly important competitive factors in our business.

We rely on contract manufacturers and assemblers for a portion of our production requirements, and any interruptions of these arrangements could increase our costs, disrupt our supply chain, and result in our inability to deliver our HDTV products, which would adversely affect our results of operations.

We outsource to various contract manufacturers and assemblers the production requirements for our HDTVs and digital imaging products. Taiwan Kolin Co. Ltd., or Kolin, is our principal contract manufacturer and our primary source of the electronic components and subassemblies of our LCD HDTV products. Foxconn is our principal contract manufacturer of our digital imaging products. We rely on our contract manufacturers and assemblers to maintain high levels of productivity and satisfactory delivery schedules. The loss of our relationships with our contract manufacturers or assemblers, particularly Kolin or Foxconn, or their failure to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue and revenue potential would harm our business. Securing new contract manufacturers and assemblers is time-consuming and might result in unforeseen manufacturing, supply, and operational problems.

We do not have long-term arrangements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and assemblers serve many other customers, including certain of our competitors, a number of which have greater production requirements than we do. As a result, our contract manufacturers and assemblers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Any such problems could result in our inability to deliver our products in a timely manner and adversely affect our operating results.

Shortages of components and materials necessary to the production of our products may delay or reduce our sales and increase our costs.

Our failure or the failure of our contract manufacturers and assemblers to obtain sufficient quantities of components and other materials necessary for the production of our products could result in delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. For example, we experienced production delays when our former supplier of light engines experienced quality and delivery issues. Many of the materials used in the production of our products are available only from a limited number of foreign suppliers. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Materials and components for some of our major products may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Our OEM customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our LCoS microdisplays are incorporated.

We depend on AU Optronics, Chi Mei Optoelectronic, LG.Phillips LCD, and Samsung for LCD panels and on Kolin for the electronic components and subassemblies for our LCD HDTV products. We depend on Shanghai-based Semiconductor Manufacturing International Corporation, or SMIC, for the fabrication of silicon wafers; Taiwan-based United Microelectronics Corporation, or UMC, for application specific integrated circuits, or ASICs; Pixelworks, Silicon Optix, AMD, and Zoran for video processing integrated circuits; OSRAM for lamps; Toppan for screens; and various Asian suppliers for printed circuit board assembly and remote controls for our HDTV products. We rely on Foxconn to procure the materials used in the manufacture of our digital imaging products. We also depend on UMC for the fabrication of silicon wafers and ASICs for our near-to-eye microdisplay products. We do not have long-term contracts with any of these suppliers. As a result, none of them is obligated to supply us for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with any of these suppliers, or their inability or unwillingness to provide us with the necessary amount or quality of supplies on a timely basis or at appropriate prices, would adversely affect our ability to manufacture and ship our products until alternative sources of supply could be arranged. We may not be able to secure alternative arrangements.

If we do not accurately forecast our needs for components and materials, we may be forced to make inventory adjustments, which may adversely affect our results of operations.

We place orders for components, determine production, and plan inventory in advance based on our forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate estimation of our requirements could lead to a surplus or shortage of components or finished inventory. We may experience a shortage of LCD panels, which may result in our inability to meet demand for our LCD HDTVs, or a surplus of LCD panels that may result in the recording of losses should LCD panel prices decline. We consume a large volume of parts and components for our products, and market fluctuations may cause a shortage of parts and components and may affect our production or the cost of goods sold. Our profitability may also be adversely affected by supply or inventory shortages or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. We write down the value of our inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments can have a material adverse effect on our operating results and profitability.

We have never achieved profitability on an annual basis, and we may be unable to sustain profitability in future periods.

We have never achieved profitability on an annual basis. We incurred net losses of $605,000 in fiscal 2004, $17,000 in fiscal 2005, and $18.9 million in fiscal 2006. We had net income of $21.4 million in the first nine months of fiscal 2007, but we may be unable to maintain profitability in future periods. Our ability to maintain profitability depends on a number of factors, including component pricing, market acceptance of our HDTVs, and other factors set forth elsewhere in this “Risk Factors” section.

We must effectively manage our growth.

The failure to manage our growth effectively could adversely affect our operations. We have experienced rapid growth recently, and we expect our growth to continue in the near term. Our ability to manage our planned growth effectively will require us to do the following:

•	enhance our operational, financial, and management systems;

•	expand our international resources;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Arizona.

We may not realize the benefits we expected from the merger between Brillian Corporation and Syntax Groups Corporation or our acquisition of Vivitar.

The integration of the businesses of Brillian, Syntax Groups, and Vivitar will be complex, time-consuming, and expensive and may disrupt the combined business. We will need to overcome significant challenges in order to realize any benefits or synergies from the merger and the acquisition, including our planned revitalization of the Vivitar brand. These challenges include the timely, efficient, and successful execution of a number of factors, including the following:

•	integrating the business, operations, and technologies of the companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of each company and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners;

•	creating uniform standards, controls, procedures, policies, and information systems; and

•	meeting the challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs.

The inability to manage successfully the substantially larger and internationally diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock. Integration will involve considerable risks and may not be successful. These risks include the following:

•	the potential disruption of ongoing business and distraction of our management;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the two companies;

•	our ability to leverage the Vivitar brand and distribution network;

•	the impairment of relationships with employees, suppliers, and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to the integration of our businesses; and

•	potential unknown liabilities associated with the merger and the combined operations.

We may not succeed in addressing these risks or any other problems encountered in connection with the integration. The inability to integrate successfully the operations, technology, and personnel of our businesses, or any significant delay in achieving integration, could have a material adverse effect on us and on the market price of our common stock.

Our operations and sales in foreign countries expose us to a variety of risks.

Most of our contract manufacturers and assemblers are located abroad, and we and our contract manufacturers and assemblers purchase certain materials from international sources. Purchasing supplies and manufacturing and selling products internationally expose us to various economic, political, and other risks, including the following:

•	difficulties in staffing, managing, and operating an international operation;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	burdens and costs of compliance with multiple and sometimes conflicting laws and regulatory requirements as well as changes in those laws and requirements;

•	imposition of governmental controls, including trade and employment restrictions and restrictions on currency conversion or the transfer of funds;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	fluctuations in foreign currency exchange rates and difficulties in hedging foreign currency transaction exposures;

•	economic instability, such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for consumer electronics products or which could make our products more expensive in those countries;

•	employment and severance issues, including possible employee turnover or labor unrest;

•	overlap or conflict of tax issues;

•	tariffs and duties;

•	potential loss of proprietary information as a result of piracy, misappropriation, or laws that may be less protective of our intellectual property rights;

•	limitations on future growth or inability to maintain current levels of revenue from international operations if we do not invest sufficiently in our international operations;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Asia and in other periods in other countries;

•	costs and delays associated with developing our products in multiple languages; and

•	political unrest, war, terrorism, or actual or perceived health risks in areas in which we do business.

Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, changes in the current tariff structures, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises could adversely affect our ability to manufacture or sell products in foreign markets and to purchase materials or equipment from foreign suppliers. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our products to our U.S. customers.

While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we collect a portion of our revenue in non-U.S. currencies including a majority of our revenue from digital imaging products. In the future, customers may increase their payments in non-U.S. currencies.

Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

Our business depends on new products and technologies.

We operate in rapidly changing industries. Technological advances, the introduction of new products, changing consumer tastes, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:

•	designing and developing new products and product enhancements that appeal to consumers;

•	meeting the expectations of our sales channel customers and end-user consumers in terms of product design, product cost, performance, and service;

•	responding to changing consumer tastes;

•	expanding our manufacturing resources;

•	continuing research and development activities on existing and potential products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment; and

•	maintaining and enhancing our technological capabilities.

We may be unable to recover any expenditures we make relating to one or more new products or technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our products, sales channels, or technologies may prove to be unsuccessful.

Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive suppliers and evolving technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	innovative development of new products and technologies;

•	efficient, timely, and cost-effective manufacture of our products;

•	the acceptance of our products and technologies; and

•	utilization of advances in technology.

Our future success depends on our ability to address the rapidly changing needs of our customers by developing, acquiring, and introducing new products and product updates on a timely basis. We must also extend the operation of our products to new formats and keep pace with technological developments and emerging industry standards. We intend to commit substantial resources to developing new products, product features, and technological advances in the HDTV market. This market is relatively new, and industry standards for the HDTV market are evolving and changing. If the HDTV market does not develop as anticipated, or if demand for our products in this market does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

We must protect our intellectual property and could be subject to infringement claims by others.

We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	unauthorized parties may obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.

We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which our products are produced or sold. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement and such action may be unsuccessful. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

Third parties could claim that we are infringing their patents or other intellectual property rights. We have been subject to such claims in the past, and we expect we will increasingly be subject to license offers and infringement claims if our sales and market share continue to grow. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. Litigation can be very expensive and can distract our management time and attention, which could adversely affect our business.

Any intellectual property litigation could compel us to do one or more of the following:

•	pay damages (including the potential for treble damages), license fees, or royalties (including royalties for past periods) to the party claiming infringement;

•	stop licensing products or providing services that use the challenged intellectual property;

•	obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms or at all; or

•	redesign the challenged technology, which could be time-consuming and costly, or not be accomplished.

The cyclical nature of the consumer electronics industry may cause substantial period-to-period fluctuations in our operating results.

The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production overcapacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in our operating results, at least in part because of general industry conditions or events occurring in the general economy.

We make significant decisions, including production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of our sales channel customers’ requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for our products reduce our ability to estimate accurately the future requirements of those customers. Our operating results may be materially and adversely affected as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

On occasion, our sales channel customers may require rapid increases in the supply of our products, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing resources over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements for specific products.

Our operating results may have significant periodic and seasonal fluctuations.

In addition to the variability resulting from the short-term nature of the commitments of our customers, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	market acceptance of our products;

•	the seasonal nature of our sales;

•	product introductions or enhancements by us and our competitors;

•	pricing and availability of competitive products;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	the timing and volume of orders relative to our capacity;

•	evolution in the life cycles of products;

•	timing of expenditures in anticipation of future orders;

•	product mix;

•	changes or anticipated changes in economic conditions;

•	the cancellation or deferral of product purchases as a result of weak or uncertain economic and industry conditions or the anticipation of new products or product updates by us or our competitors;

•	changes in the competitive landscape as a result of mergers, acquisitions, or strategic alliances that could allow our competitors to gain market share;

•	the unpredictability of the timing and magnitude of our sales through direct sales channels and indirect sales channels;

•	changes in our pricing and distribution terms or those of our competitors; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

You should not rely on the results of prior periods as an indication of our future performance. Our operating expense levels are based, in significant part, on our expectations of future revenue. If we have a shortfall in revenue or orders in any given quarter, we may not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenue or orders could have an immediate adverse effect on our operating results for that quarter.

Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our warranty claims and costs, a loss of customers, or a decline in market acceptance of our products.

Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant warranty and re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We also may agree to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our LCoS products may not achieve commercial success or widespread market acceptance.

A key element of our business involves the ongoing commercialization of our LCoS microdisplay technology. Our LCoS HDTVs have only recently become available to consumers and may not achieve widespread market acceptance or demand as a result of a variety of factors, including the following:

•	larger form factor;

•	consumer tastes;

•	competition with products utilizing other technologies;

•	technological complexities in terms of manufacturing processes;

•	difficulties with other suppliers of components for the products;

•	price considerations;

•	lack of anticipated or actual market demand for the products; and

•	unfavorable comparisons with products of others.

Various target markets for our LCoS microdisplays, including LCoS HDTVs, LCoS home theaters, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially high-temperature polysilicon and digital micromirror devices. Many manufacturers have well-established positions in these markets. Penetrating this market will require us to offer an improved value, higher performance proposition to existing technology. We must provide our OEM customers with lower cost, higher performance microdisplays for their products in these markets. The failure of any of our target markets to develop, or our failure to penetrate these markets, would impede our sales growth. Even if our LCoS HDTVs successfully meet their price and performance goals, our sales channel customers may not achieve success in selling our LCoS HDTVs.

We previously experienced low manufacturing yields in commencing production of LCoS microdisplays, and our business depends on our ability to maintain satisfactory manufacturing yields.

The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have previously experienced low manufacturing yields in producing LCoS microdisplays. These issues could continue, and we may in the future encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. A return to lower than expected manufacturing yields could significantly and adversely affect our operating margins.

Although we added additional equipment to our Arizona manufacturing facility in the last several years for manufacturing LCoS microdisplays, the high-volume manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:

•	the availability of a sufficient quantity of quality materials;

•	the implementation of new manufacturing techniques;

•	the incorporation of new handling procedures;

•	the maintenance of clean manufacturing environments; and

•	the ability to master precise tolerances in the manufacturing process.

Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are important to our LCoS success.

We currently produce all of our LCoS microdisplays on our high-volume manufacturing line at our Arizona facility. This facility also houses our principal research, development, engineering, design, and certain managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to produce our LCoS microdisplays and to provide technical and manufacturing support for our customers.

Our executive officers and key personnel are critical to our business, and these officers and personnel may not remain with us in the future.

Our operations depend substantially on the efforts and abilities of our senior management, technical, and sales personnel, especially Vincent F. Sollitto, Jr., our Chief Executive Officer, and James Ching Hua Li, our President and Chief Operating Officer. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on our business. Competition for qualified personnel in our industry is very competitive, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel. Although we maintain employment, non-competition, and nondisclosure covenants with certain key personnel, we do not currently have any key person life insurance covering any officer or employee or employment agreements with most of our employees.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

We plan to review opportunities to buy other businesses or technologies that would complement our current products, expand our product offerings, expand the breadth of our markets and sales channels, enhance our technical capabilities, or otherwise offer growth opportunities. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities.

Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems integrating the purchased operations, technologies, products, or services with our own;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees and customers of purchased organizations;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	risk of impairment charges related to potential write-downs of acquired assets in future acquisitions.

These risks will be increased in connection with any foreign acquisitions that we may make as a result of, among other factors, language barriers, cultural differences, difficulties in conducting due diligence, differing management and accounting standards, and varying legal frameworks.

Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.

If the benefits of the merger with Syntax Groups and the acquisition of Vivitar are not achieved, our financial results could be adversely affected. In accordance with generally accepted accounting principles, we are accounting for those transactions using the purchase method of accounting. As a result, we will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in those transactions. We had unamortized intangible assets acquired in those transactions of $32.2 million at

March 31, 2007. We will incur amortization expense related to those assets of approximately $2.1 million over each of the next five fiscal years, with additional expenses thereafter. In addition, to the extent the value of intangible assets or goodwill becomes impaired, we may be required to incur material charges relating to the impairment of those assets.

We are subject to governmental regulations.

Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. For example, the Federal Communications Commission, or FCC, has notified us that importation declarations indicate that we may have violated certain FCC rules with respect to the transition requirements for selling televisions containing high-definition tuners. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.

Our effective tax rate could be adversely affected by various factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. Our effective tax rate is also influenced by the tax effects of purchase accounting for acquisitions, non-recurring charges, and tax assessments against acquired entities with respect to tax periods prior to the acquisition. These matters may cause fluctuations between reporting periods in which the acquisition, assessment, or settlement takes place.

Risks Related to Our Common Stock

The market price for our common stock may be volatile and could decline from the price of the shares sold in this offering.

Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock;

•	changes in laws affecting HDTVs; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

We will have broad discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

We will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds to finance working capital needs associated with continued expansion of our business, to repay $20.0 million of outstanding indebtedness, and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products, or technologies. These investments may not yield a favorable return.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.

Prior investors have paid substantially less per share than the price in this offering. The public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed public offering price of $7.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $4.13 per share. If the underwriters exercise their overallotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

Substantially all of the shares of our common stock are eligible for immediate resale in the public market. The holders of approximately 13,510,598 shares of common stock, which number excludes the shares to be sold in this offering and the shares that may be sold pursuant to the underwriters’ overallotment option, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 90-day period beginning on the date of this prospectus supplement, except with the prior written consent of Merrill Lynch. The 90-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the “Underwriting” section of this prospectus supplement. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Under SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting with our Form 10-K for the fiscal year ending June 30, 2007. We have not been subject to these requirements in the past. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting.

To achieve compliance with the applicable SEC regulations within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting, which continues to be both costly and challenging, particularly in light of our recent acquisitions. Despite our efforts, we can provide no assurance as to our, or our independent auditors’, conclusions with respect to the effectiveness of our internal control over financial reporting. There is a risk that neither we nor our independent auditors will be able to conclude that our internal controls over financial reporting are effective, as has been the case with a significant number of companies attempting to comply with these regulations for the first time. This could result in an adverse reaction in the financial markets resulting from a loss of confidence in the reliability of our financial statements.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of us, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire us to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of us, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of us.

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control or management of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this prospectus. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipations,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed above under “Risk Factors,” which include the following:

•	the demand for our HDTV products;

•	our ability to obtain sufficient capital to expand our business;

•	our dependence on sales by various retailers and distributors;

•	our ability to collect our accounts receivable;

•	the competitive nature of the markets in which we compete;

•	the ability of our contract manufacturers and assemblers to produce and deliver products in a timely manner;

•	our ability to obtain sufficient levels of components necessary for the production of our products at satisfactory prices;

•	our inability to maintain profitability;

•	our ability to effectively manage our growth;

•	our ability to realize the expected benefits of our acquisitions;

•	our ability to effectively transact business in foreign countries;

•	our ability to create and introduce new products and technologies;

•	our ability to protect our intellectual property and avoid infringement of the intellectual property of others;

•	the cyclical nature of the consumer electronics industry;

•	our reliance on our executive officers and key personnel;

•	our ability to successfully acquire companies or technologies that would complement our business;

•	the effects of government regulation; and

•	our ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act.

USE OF PROCEEDS

Assuming a public offering price of $7.00 per share, we estimate that we will receive net proceeds of $150.3 million after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price of $7.00 per share would increase (decrease) the net proceeds to us from this offering by $21.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	to finance our working capital needs associated with continued expansion of our business,

•	to repay $20.0 million of outstanding indebtedness, and

•	for other general corporate purposes.

The indebtedness we intend to repay bears interest at the prime rate plus 0.5% (8.25% at May 1, 2007) and matures on the earlier to occur of September 30, 2007 or upon the closing of certain financings, including this offering. Other than the repayment of outstanding indebtedness, we have not yet determined the exact amounts that we will spend for any of these uses. The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering, and we reserve the right to change the use of these proceeds as a result of contingencies, such as the timing of customer purchases and related manufacturing costs to fulfill those orders as well as the timing of receipt of payments of our accounts receivable. Depending upon the outcome of these contingencies, we may allocate substantially greater or lesser amounts to other general corporate purposes. Pending the uses described above, we will invest the net proceeds in interest-bearing, investment-grade securities.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which, assuming a public offering price of $7.00 per share, are estimated to be approximately $17.2 million, or $19.7 million if the underwriters’ overallotment option is exercised in full. See “Principal and Selling Stockholders.”

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “BRLC.” The following table sets forth for the periods indicated the high and low sales prices of our common stock as quoted on the Nasdaq Global Market.

	High	Low

Year ended June 30, 2005
First quarter	$9.10	$3.88
Second quarter	$4.59	$1.49
Third quarter	$3.57	$1.69
Fourth quarter	$3.20	$1.12

Year ended June 30, 2006
First quarter	$3.86	$2.37
Second quarter	$7.21	$3.02
Third quarter	$5.75	$3.35
Fourth quarter	$4.50	$2.02

Year ending June 30, 2007
First quarter	$5.05	$2.20
Second quarter	$9.95	$4.08
Third quarter	$10.82	$6.81
Fourth quarter (through May 11, 2007)	$8.78	$6.80

On May 11, 2007, the last reported sale price of our common stock was $7.00 per share. On May 11, 2007, there were 495 record holders of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends on our common stock. Payments of any cash dividends on our common stock in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Our current debt agreements prohibit us from paying dividends on our common stock without the consent of our lenders.

We may not pay dividends on our common stock until we have paid all dividends owed on our outstanding redeemable convertible preferred stock. We pay cumulative dividends equal to $0.30 per share on our redeemable convertible preferred stock, as further described in Note P to our consolidated financial statements for the year ended June 30, 2006, which are incorporated by reference in this prospectus supplement.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2007 and as adjusted to reflect the sale of the 23,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $7.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to our receipt of the estimated net proceeds.

	March 31, 2007
	Actual	As Adjusted(1)
	(in thousands)

Preferred stock, $.001 par value; 10,000,000 shares authorized; 786,327 shares issued and outstanding, actual and as adjusted	$2,864	$2,864
Stockholders’ equity:
Common stock, $.001 par value; 120,000,000 shares authorized; 62,502,792 issued and outstanding, actual; 85,502,792 issued and outstanding, as adjusted(2)	63	86
Additional paid-in capital	157,674	307,991
Retained earnings	1,681	1,681

Total stockholders’ equity	159,418	309,758

Total capitalization	$162,282	$312,622

(1) A $1.00 increase (decrease) in the assumed public offering price of $7.00 per share would increase (decrease) each of total stockholders’ equity and total capitalization by $21.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(2) Excludes the following as of March 31, 2007:

•	4,098,807 shares of common stock issuable upon the exercise of stock options;

•	an additional 556,789 shares of common stock reserved for issuance under our stock option plans;

•	144,157 shares of common stock reserved for issuance under our 2003 Employee Stock Purchase Plan;

•	2,936,644 shares of common stock issuable upon the exercise of outstanding warrants;

•	786,327 shares of common stock issuable upon conversion of our 6% redeemable convertible preferred stock; and

•	up to 3,450,000 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their overallotment option.

For a discussion of our benefit plans, see Notes M and N to our consolidated financial statements for the year ended June 30, 2006, which are incorporated by reference in this prospectus supplement.

Please read the capitalization table together with the sections of this prospectus supplement entitled “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement.

DILUTION

Our net tangible book value as of March 31, 2007 was $94.8 million, or $1.52 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 23,000,000 shares at an assumed public offering price of $7.00 per share and after deducting the underwriting discount and our estimated offering expenses, our pro forma net tangible book value as of March 31, 2007 would have been $245.1 million, or $2.87 per share of common stock. This represents an immediate increase in net tangible book value of $1.35 per share to existing stockholders and an immediate dilution in net tangible book value of $4.13 per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$7.00
Net tangible book value per share as of March 31, 2007	$1.52
Increase per share attributable to new investors	$1.35

Pro forma net tangible book value per share after the offering		$2.87

Dilution per share to new investors		$4.13

A $1.00 increase (decrease) in the assumed public offering price of $7.00 per share would increase (decrease) our pro forma net tangible book value by $21.6 million, our pro forma net tangible book value per share by $0.25 per share, and the dilution per share to new investors by $0.75 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and table exclude any shares available for future grant under our stock option plans, employee stock purchase plan, outstanding warrants, and 6% redeemable convertible preferred stock. The issuance of such common stock will result in further dilution to new investors.

SELECTED FINANCIAL INFORMATION

The following table contains selected financial information. The merger of Brillian Corporation and Syntax Groups Corporation was completed on November 30, 2005. The financial information subsequent to November 30, 2005 reflects the results of the combined company, and the financial information prior to November 30, 2005 reflects the results of Syntax Groups Corporation. The statement of operations data for the fiscal years ended June 30, 2004, 2005, and 2006 have been derived from our financial statements, which have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm. The selected financial information for the nine months ended March 31, 2006 and 2007 and as of March 31, 2007 has been derived from our unaudited financial statements. Operational results for the nine months ended March 31, 2007 are not necessary indicative of the results that may be expected for the entire year ending June 30, 2007. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement.

				Nine Months Ended
	Years Ended June 30,			March 31,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Net sales	$30,616	$82,586	$192,990	$133,184	$492,378
Cost of sales	28,351	71,825	169,096	116,573	409,430

Gross profit	2,265	10,761	23,894	16,611	82,948
Expenses:
Selling, distribution, and marketing	842	2,801	8,320	5,453	14,637
General and administrative	2,167	7,616	18,123	13,646	21,409
Research and development	—	—	4,416	2,563	4,825

Operating income (loss)	(744)	344	(6,965)	(5,051)	42,077
Income tax (expense) benefit	356	(78)	—	—	(5,184)
Net income (loss)	$(605)	$(17)	$(18,879)	$(13,380)	$21,418

Net income (loss) per share:
Basic	$(0.02)	$(0.00)	$(0.46)	$(0.35)	$0.39

Diluted	$(0.02)	$(0.00)	$(0.46)	$(0.35)	$0.37

	As of June 30,			As of March 31,
	2004	2005	2006	2006	2007(1)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$769	$1,804	$7,375	$13,978	$16,946
Total assets	$14,038	$37,634	$127,656	$129,071	$404,709
Total debt	$2,838	$12,510	$42,072	$32,913	$76,764
Total stockholders’ equity	$585	$8,234	$64,802	$68,480	$159,418

(1)	Includes loans payable, bank and redeemable convertible preferred stock balances and does not reflect $20.0 million of debt that was incurred subsequent to March 31, 2007, which will be repaid with the proceeds of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors.”

Overview

We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs, utilizing liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, technologies. Under our Ölevia brand name, we sell our LCD HDTVs in a broad array of screen sizes as well as our LCoS HDTVs utilizing our proprietary LCoS microdisplay technology to international, national, regional, and online consumer electronics retailers and distributors. Through these sales channels, we sell HDTVs designed to meet the individual needs of a variety of end-user consumers, including consumers in the price-conscious, high-performance, and high-end home theater markets. In order to best address the price and performance requirements of our sales channel customers and end-user consumers, we have established a virtual manufacturing model utilizing components sourced in Asia, third-party contract manufacturers located in Asia, and third-party assemblers located in close proximity to end-user consumers to produce our HDTVs.

Through our recent acquisition of Vivitar, we are also a leading supplier of both digital and film cameras, offering a broad line of digital imaging products, including digital cameras, point and shoot cameras, 35 millimeter single lens reflex cameras, auto focus cameras, digital video cameras, multimedia players, flash units, binoculars, projectors, and camera accessories. In addition, we also offer a broad line of LCoS microdisplay products and subsystems, including LCoS imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, projection applications, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

Net Sales.  Our sales result primarily from the sale of LCD HDTVs and digital cameras. We anticipate that in future periods, net sales of digital cameras will represent a smaller percentage of our total net sales on an annualized basis. We also sell LCoS HDTVs and LCoS microdisplays for near-to-eye and projection devices to OEM customers.

Cost of Sales.  Our gross margins for our LCD and LCoS HDTVs and our digital cameras are influenced by various factors, including manufacturing efficiencies, manufacturing yields, manufacturing absorption rates, product mix, product differentiation, product uniqueness, inventory management, and volume pricing. To date, our manufacturing capacity for LCoS imagers has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. LCoS imager margins will not improve significantly until we run higher volumes.

Selling, Distribution, and Marketing Expense.  Selling, distribution, and marketing expense consists of salaries, commissions, and benefits to sales and marketing personnel; co-op advertising allowances to our customers; and advertising, warehouse costs, and shipping costs.

General and Administrative Expense.  General and administrative expense consists principally of salaries and benefits to administrative personnel, insurance expense, legal fees, audit and accounting fees, and facilities costs.

Research and Development Expense.  Research and development expense consists principally of salaries and benefits to scientists, engineers, and other technical personnel; related facilities costs; process development costs; and various expenses for projects, including new product development. Research and development expense continues to be very high as we continue to develop our LCoS technology and manufacturing processes and refine our HDTV products.

Related Party Transactions.  On March 9, 2004, in conjunction with our plans to expand our product lines to include home entertainment products, including LCD HDTVs, we entered into a Manufacturing Agreement with Taiwan Kolin Co. Ltd., or Kolin. This Manufacturing Agreement had an initial term of one year and could be extended for up to five additional one-year periods at our option. We elected to extend this Manufacturing Agreement to March 2008. In conjunction with the execution of this Manufacturing Agreement, we also entered into an additional agreement intended to govern the terms pursuant to which we, Kolin, and DigiMedia Technology Co., Ltd., or DigiMedia, the product research and development subsidiary of Kolin, would form a strategic alliance through the acquisition by Kolin of up to 10% of our common stock and the acquisition by us of up to 10% of the common stock of DigiMedia. On March 29, 2006, we sold Kolin 3.0 million shares of our common stock and a warrant to purchase 750,000 shares of our common stock for gross proceeds of $15.0 million. As of March 31, 2007, Kolin and one of its subsidiaries owned a total of 6.1 million shares of our common stock, representing approximately 9.8% of our total outstanding common stock. As a result of the foregoing, Kolin and DigiMedia are considered related parties.

In March 2004, we entered into three additional agreements with Kolin that provide for rebates to us on purchases from Kolin. Under these agreements, we receive a rebate equal to 3.0% of purchases for providing technical know how to Kolin, a rebate equal to 2.5% of purchases for market development funds, and volume incentive rebates up to 2.75% of purchases. These rebates are issued monthly based upon units shipped from Kolin to us. In accordance with the Emerging Issues Task Force (“EITF”) Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” we record these rebates as a reduction to the price of the products purchased upon receipt of the products and allocate such rebates to inventory and cost of sales accordingly. Rebates granted by Kolin applicable to goods in transit are recorded as amounts outstanding to Kolin until such goods are received.

Kolin also grants us price protection credits pursuant to which we receive any credits or rebates that Kolin receives from the suppliers of components incorporated into our HDTVs.

As of June 30, 2004, we had entered into an agreement with Kolin for reimbursement of warranty costs for units we sold. Since January 2005, we have provided on-site warranty service to consumers through a third party. The cost for this service is billed to us on a case-by-case basis. Kolin has agreed to reimburse us varying amounts ranging from $10 to $100 per unit to cover the cost of these warranty expenses as well as our costs in administering the program and servicing units that cannot be serviced by the warranty provider. Kolin provides these per-unit reimbursements at the time it ships products to us. We record these reimbursements from Kolin for units that we have sold to our customers first as a reduction to the third-party warranty costs, with the excess reimbursement recorded as deferred warranty revenue, a current liability, and amortized as a reduction in cost of sales over the succeeding 12-month period. We record reimbursements received from Kolin for units that have not been shipped to customers as deferred warranty revenue.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to sales allowances, bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

We recognize revenue from product sales when persuasive evidence of a sale exists; that is, a product is shipped under an agreement with a customer, risk of loss and title has passed to the customer, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Sales allowances are estimated based upon historical experience of sales returns.

We record estimated reductions to revenue for customer and distributor programs and incentive offerings, including price markdowns, promotions, other volume-based incentives, and expected returns. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, certain incentive programs require us to estimate, based on industry experience, the number of customers that will actually redeem the incentive. We also record estimated reductions to revenue for end-user rebate programs, returns, and costs related to warranty services in excess of reimbursements from our principal manufacturer.

We have limited operating history upon which to base the estimates for the customer and distributor programs discussed above. Additionally, over the past two fiscal years, there have been significant changes in our distribution channels, our product mix, and market recognition of our Ölevia brand, as well as rapid price declines. As a result of these rapidly changing factors, the costs of such programs have fluctuated significantly on a quarterly basis as a percentage of gross revenue from 9.1% to 20.1%.

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances could be required.

We write down inventories for estimated obsolescence to estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

We receive two types of vendor allowances: volume rebates, which are earned as a result of attaining certain purchase levels, and price protection, which is earned based upon the impact of market prices on a monthly basis. We also obtain incentives for technical assistance and market development that are earned as a result of monthly purchase levels. All vendor allowances are accrued as earned, and those allowances received as a result of attaining certain purchase levels are accrued over the incentive period based on estimates of purchases. We record the cash consideration received from a vendor in accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and is recorded as a reduction of the cost of sales when recognized in our statement of operations.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

On July 1, 2005, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires us to recognize expense related to the estimated fair value of stock-based compensation awards. We elected to use the modified prospective transition method as permitted by SFAS 123R and therefore have not restated our financial results for prior periods. Under this transition method, stock-based compensation expense for the year ended June 30, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not vested as of, July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Stock-based compensation expense for all stock-based awards granted subsequent to July 1, 2005, was based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock options are granted to employees at exercise prices equal to the fair market value of our stock at the dates of grant. We recognize stock-based compensation expense ratably over the requisite service periods, which is generally the option vesting term of 12 to 50 months. All stock options have a term of

10 years. Stock-based compensation expense for the year ended June 30, 2006 was $4.4 million and for the nine months ended March 31, 2007 was $2.6 million.

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized, a valuation allowance is established if necessary.

We typically warrant our products against defects in material and workmanship for a period of one year from purchase with on-site service provided for certain of our products. As of June 30, 2006, we had entered into an agreement with Kolin for reimbursement of the cost of our warranty expenses for units sold. We recognize those reimbursements from Kolin first as a reduction to the third-party warranty costs, with the excess reimbursement amortized over a 12-month period and applied as a credit to cost of sales for units that have shipped to customers. We record reimbursements received from Kolin for units that have not been shipped to customers as deferred warranty revenue.

We account for our investments in which we have less than a 20% ownership interest at cost if we do not have control of the board or influence over the operations and annually review such investments for impairment. We account for our investments in which we have a greater than 20% but less than 50% ownership interest under the equity method as long as we do not have the ability to control the operations through voting control or board majority influence.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our financial statements.

				Nine Months Ended
	Years Ended June 30,			March 31,
	2004	2005	2006	2006	2007

Net sales	100%	100%	100%	100%	100%
Cost of sales	92.6	87.0	87.6	87.5	83.2

Gross profit	7.4	13.0	12.4	12.5	16.8
Expenses:
Selling, distribution, and marketing	2.8	3.4	4.3	4.1	3.0
General and administrative	7.1	9.2	9.4	10.3	4.3
Research and development	—	—	2.3	1.9	1.0

	9.9	12.6	16.0	16.3	8.3

Operating income (loss)	(2.5)	0.4	(3.6)	(3.8)	8.5
Income tax (expense) benefit	1.2	(0.1)	—	—	1.1
Net income (loss)	(2.0)%	—%	(9.8)%	(10.0)%	4.4%

Nine months ended March 31, 2007 compared with nine months ended March 31, 2006

Net Sales.  Net sales increased 270% to $492.4 million for the first three quarters of fiscal 2007 from $133.2 million for the first three quarters of fiscal 2006. Net sales consisted of LCD HDTV sales of $461.8 million, LCoS product sales of $3.7 million, and digital camera sales of $26.9 million.

LCD HDTV revenue of $461.8 million represented an increase of 250% from $131.8 million for the comparable nine months of the previous year. The increase in LCD HDTV revenue was a result of increased unit shipments. During the nine months ended March 31, 2007, we shipped approximately 721,000 units compared with approximately 195,000 units in the nine months ended March 31, 2006.

Average selling prices for LCD HDTVs decreased 4.3% to $641 per unit for the nine months ended March 31, 2007 from $670 per unit for the comparable period of the previous year. The weighted average screen size of units sold for the nine months ended March 31, 2007 increased to 32.45 inches from 27.74 inches for the comparable period of the previous year. The average selling price per diagonal inch of screen size was $21.48 and $28.17 for the nine-month periods ended March 31, 2007 and 2006, respectively.

LCoS revenue for the first three quarters of fiscal 2007 was $3.7 million compared with $1.4 million for the first three quarters of fiscal 2006.

Digital camera revenue for the first three quarters of fiscal 2007 was $26.9 million. The merger with Vivitar was completed on November 21, 2006; therefore, Vivitar’s sales activity was included in our results from November 21, 2006 through March 31, 2007.

Net sales in North America totaled $227.5 million, or 46.2% of total net sales, for the first three quarters of fiscal 2007 compared with $120.1 million, or 90.2% of total net sales, for the first three quarters of fiscal 2006. Net sales in Asia totaled $249.5 million, or 50.7% of total net sales, for the first three quarters of fiscal 2007 compared with $12.9 million, or 9.7% of total net sales, for the first three quarters of fiscal 2006. Net sales in Europe totaled $15.4 million, or 3.1% of net sales, for the first three quarters of fiscal 2007 compared with $122,000, or less than 1% of net sales, for the first three quarters of fiscal 2006.

Cost of Sales.  Cost of sales was $409.4 million, or 83.2% of net sales, for the first three quarters of fiscal 2007 compared with $116.6 million, or 87.5% of net sales, for the first three quarters of fiscal 2006.

LCD HDTV cost of sales totaled $372.1 million, or 80.6% of LCD HDTV net sales, for the nine months ended March 31, 2007 compared with $111.6 million, or 84.7% of LCD HDTV net sales, for the nine months ended March 31, 2006. Cost of sales per diagonal inch of screen size decreased 22.1% to $15.91 for the nine months ended March 31, 2007 compared with $20.43 for the nine months ended March 31, 2006. Cost of LCD HDTV sales for the nine months ended March 31, 2007 and 2006 included purchases from Kolin, net of rebates and price protection, totaling $351.7 million and $95.3 million, respectively.

For the nine months ended March 31, 2007 and 2006, we received credits for price protection from Kolin of $38.3 million and $47.7 million, respectively, representing 10.3% and 42.7% of net LCD cost of sales, respectively, which were credited to cost of sales in the period received as these price protection grants related to inventory purchased from Kolin that had been sold to our customers during the respective periods. For the nine months ended March 31, 2007, the amount of the reduction in the accounts payable balance due to Kolin as a result of these credits and an adjustment to the tooling deposit was $2.8 million.

For the first three quarters of fiscal 2007, we recorded cost of sales for LCoS products totaling $13.2 million, or 360% of LCoS net sales, compared with $4.9 million, or 259% of LCoS net sales, for the first three quarters of fiscal 2006. The large negative gross margin in both periods resulted primarily from the low volume of shipments. To date, our LCoS manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. A significant portion of our manufacturing costs are fixed in nature and consist of items such as utilities, depreciation, and amortization. The amounts of these costs do not vary period to period based on the number of units produced and the amounts of these costs cannot be adjusted in the short term. Therefore, in periods of lower production volume, these fixed costs are absorbed by a lower number of units, thus increasing the cost per unit. As a result, we expect it will be difficult to attain significant improvements in gross margins until we can operate at higher production volumes.

Digital camera cost of sales totaled $24.2 million, or 90.0% of digital camera net sales, for the nine months ended March 31, 2007.

Selling, Distribution, and Marketing Expense.  Selling, distribution, and marketing expenses totaled $14.6 million, or 3.0% of net sales, for the nine months ended March 31, 2007 compared with $5.5 million, or 4.1% of net sales, for the nine months ended March 31, 2006. Selling, distribution, and marketing expense for the nine months ended March 31, 2007 included $2.2 million of Vivitar expenses. The remainder of the increase in selling, distribution, and marketing expenses for the nine months ended March 31, 2007 was primarily related to additional headcount resulting from the merger between Syntax Groups and Brillian, advertising expenses, and marketing costs necessary to develop our distribution channel. Advertising expense was $7.9 million for the nine months ended March 31, 2007 compared with $2.5 million for the nine months ended March 31, 2006.

General and Administrative Expense.  General and administrative expense totaled $21.4 million, or 4.3% of net sales, for the nine months ended March 31, 2007 compared with $13.6 million, or 10.2% of net sales, for the nine months ended March 31, 2006. General and administrative expense of Vivitar totaled $2.8 million from the date of acquisition, November 21, 2006, through March 31, 2007. General and administrative expense for the nine months ended March 31, 2006 included only four months of the expenses of Brillian. The remainder of the increase related to increased salaries and wages, depreciation, bad debt, and legal and accounting expenses.

Research and Development Expense.  Research and development expense totaled $4.8 million for the nine months ended March 31, 2007 compared with $2.6 million for the nine months ended March 31, 2006. Before the merger between Syntax Groups and Brillian, which closed on November 30, 2005, we did not incur any research and development expense. Therefore, we only incurred four months of research and development expense for the nine months ended March 31, 2006.

Interest Expense.  For the first three quarters of fiscal 2007, we recorded net interest expense of $15.3 million compared with $8.3 million for the first three quarters of fiscal 2006. For the nine months ended March 31, 2007, we incurred interest expense related to our credit facility with Preferred Bank and CIT totaling approximately $3.4 million, cash interest expense related to our 9% senior secured debentures of approximately $184,000, and non-cash interest expense and amortization of issuance costs related to our convertible debentures, senior secured debentures, and redeemable convertible preferred stock of approximately $11.7 million. Under generally accepted accounting principles, we are required to measure the value of the warrants issued with debentures and redeemable convertible preferred stock issued and the beneficial conversion feature of the convertible debentures and redeemable convertible preferred stock issued. The resulting values are recorded as a discount to the debentures and redeemable convertible preferred stock with a corresponding increase in additional paid-in capital. The original discount to the convertible debentures was equal to their face value of $7.5 million and the original discount to the senior secured debentures was $1.4 million. At March 31, 2007, all convertible debentures and senior secured debentures had been retired. The original discount and beneficial conversion feature to the redeemable convertible preferred stock was $11.6 million, of which $1.1 million remained unaccreted at March 31, 2007. The discount, along with amortization of issuance costs, is being accreted over the two-year term of the redeemable convertible preferred stock.

Income Taxes.  We record income taxes under the liability method as required by Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes”. We recognize income tax expense as we recognize taxable net income on a financial reporting basis, to the extent net income exceeds our tax loss carryforwards.

We recorded income tax expense of $5.2 million for the nine months ended March 31, 2007. The amount of income tax expense for the nine months ended March 31, 2007 was based on an estimate of the effective tax rate to be recorded in the full fiscal year ending June 30, 2007. At June 30, 2006, we had established a valuation allowance on our deferred tax assets of $21.4 million. Of this amount, approximately $14.0 million related to net operating losses incurred by Brillian prior to the merger with Syntax Groups. As it becomes more likely than not that we will realize the benefit of these pre-merger net operating losses, the tax effect of these benefits will be recorded first as a reduction of the amount of goodwill and second as a reduction of other intangible assets recorded in connection with the merger.

Net Income (Loss).  Net income was $21.4 million for the first three quarters of fiscal 2007 compared with a net loss of $13.4 million for the first three quarters of fiscal 2006. The positive results for the current period were due primarily to increased shipments of LCD HDTVs with higher gross margins.

Year ended June 30, 2006 compared with year ended June 30, 2005

Net Sales.  Net sales were $193.0 million for fiscal 2006 compared with $82.6 million for fiscal 2005. Net sales for fiscal 2006 consisted of LCD HDTV sales of $191.2 million and LCoS sales of $1.8 million. All sales for fiscal 2005 consisted of LCD HDTV sales. The increase in LCD HDTV revenue was a result of increased unit shipments. For the fiscal year ended June 30, 2006, we shipped approximately 304,000 units compared with 120,000 units for the fiscal year ended June 30, 2005. The merger with Syntax Groups was completed on November 30, 2005 and, therefore, the LCoS revenue was only included from December l, 2005 onward.

Average selling prices for LCD HDTVs decreased 8.6% to $627 per unit for fiscal 2006 from $686 per unit for fiscal 2005. The weighted average screen size of units sold for fiscal 2006 increased to 27.74 inches from 25.4 inches for fiscal 2005. The average selling price per diagonal inch of screen size decreased 16% to $22.61 per inch for fiscal 2006 from $27.00 per inch for fiscal 2005.

Cost of Sales.  Total cost of sales was $169.1 million, or 87.6% of net sales, for fiscal 2006 compared with $71.8 million, or 87.0% of net sales, for fiscal 2005.

Cost of LCD HDTV sales was $160.0 million, or 83.7% of LCD HDTV sales, for fiscal 2006 compared with $71.8 million, or 87% of LCD HDTV sales, for fiscal 2005. The increase in LCD HDTV gross margins was a result of higher selling volumes, increased brand awareness, and dramatic cost reductions in the components used to assemble LCD HDTVs, including LCD panels. Cost of sales per unit decreased 12.1% to $524 for fiscal 2006 from $596 for fiscal 2005. Cost of sales per diagonal inch of screen size decreased 19.5% to $18.90 for fiscal 2006 from $23.48 for fiscal 2005. Cost of sales includes purchases from Kolin, net of rebates, totaling $125.3 for the fiscal year ended June 30, 2006 and $55.9 million for the fiscal year ended June 30, 2005.

Cost of LCoS net sales was $9.1 million, or 503% of LCoS sales, for fiscal 2006. Cost of LCoS net sales was included from December 1, 2005 onward as the merger between Syntax Groups and Brillian closed on November 30, 2005. There were no LCoS net sales for fiscal 2005. The large negative gross margin in the period resulted primarily from the low volume of shipments and low manufacturing yields in the shipped products.

For the years ended June 30, 2006 and 2005, we received credits for price protection from Kolin of $61.0 million and $27.9 million, representing 27.2% and 25.4% of actual purchases from Kolin, respectively, which were credited to cost of sales in the period received as these price protection grants related to inventory purchased from Kohn that had been sold to our customers during the respective periods. As of June 30, 2006, the amount of the reduction in the value of inventory purchased from Kolin and the corresponding reduction in the accounts payable balance due to Kolin was $2.1 million.

As of June 30, 2006, deferred warranty revenue was $4.6 million. Recognized warranty reimbursements, which are recorded as a reduction in cost of sales, totaled $4.8 million for the fiscal year ended June 30, 2006 compared with $1.1 million for the fiscal year ended June 30, 2005.

Between May 2005 and September 2005, we purchased tuners and AV module components used in the assembly of LCD HDTVs from the Riking Group, a Hong Kong-based exporter and a related party. For the fiscal year ended June 30, 2006, purchases from Riking totaled $885,000.

Selling, Distribution, and Marketing Expense.  Selling, distribution, and marketing expenses totaled $8.3 million, or 4.3% of net sales, for the fiscal year ended June 30, 2006 compared with $2.8 million, or 3.4% of net sales, for the fiscal year ended June 30, 2005. The increase in selling, distribution, and marketing expenses for fiscal 2006 was primarily related to increased advertising expenses and other marketing costs necessary to develop our distribution channel and additional personnel costs resulting from the merger between Syntax Groups and Brillian. Advertising expense $5.3 million for the fiscal year ended June 30, 2006 compared with $1.7 million for the fiscal year ended June 30, 2005.

General and Administrative Expense.  General and administrative expense totaled $18.1 million for fiscal 2006 compared with $7.6 million for fiscal 2005. The increase was a result of additional personnel costs resulting from the merger between Syntax Groups and Brillian, recognition of stock-based compensation expense related to the adoption of SFAS 123R, and increased costs associated with being a public company, including directors’ and officers’ insurance and legal and accounting fees.

Research and Development Expense.  Research and development expense totaled $4.4 million for fiscal 2006. Research and development expense began to be incurred upon completion of the merger between Syntax Groups and Brillian on November 30, 2005. There was no such expense for the previous year.

Interest Expense.  For fiscal 2006, we recorded net interest expense of $11.9 million compared with $283,000 for fiscal 2005. For fiscal 2006, we incurred interest expense related to our credit facility with Preferred Bank totaling approximately $1.4 million, cash interest expense related to our 9% senior secured debentures of approximately $216,000, and non-cash interest expense and amortization of issuance costs related to our convertible debentures, senior secured debentures, and redeemable convertible preferred stock of approximately $10.0 million.

Income Taxes.  FASB SFAS No. 109, “Accounting for Income Taxes,” requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. In determining whether a valuation allowance is required, we take into account all evidence with regard to the utilization of a deferred tax asset, including our past and projected operating results, the character and jurisdiction of such operating results, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Since completion of the merger between Syntax Groups and Brillian on November 30, 2006, we have not reached profitability on an annual basis. Therefore, we had established a valuation allowance of approximately $21.4 million against the deferred tax assets as of June 30, 2006. When it becomes more likely than not that the deferred tax assets will be realized, we will reduce the valuation allowance and begin to recognize the deferred tax asset as a tax benefit in our statement of operations.

There were approximately $59.8 million and $30.4 million of federal and state net operating loss carryovers, respectively, as of June 30, 2006. The usage of these losses may be subject to an annual Section 382 limitation since Brillian went through an ownership change as a result of the merger with Syntax Groups. Because of continuing losses and failure to reach profitable operations, we have established reserves against deferred tax assets.

Net Loss.  Net loss was $18.9 million for fiscal 2006 compared with a net loss of $17,000 for fiscal 2005.

Year ended June 30, 2005 compared with year ended June 30, 2004

Net Sales.  Net sales were $82.6 million for fiscal 2005 compared with $30.6 million for fiscal 2004. Net sales for fiscal 2005 and 2004 consisted entirely of LCD HDTV sales. The increase in LCD HDTV revenue was a result of increased unit shipments. For the year ended June 30, 2005, we shipped approximately 120,000 units compared with 4,000 units for fiscal 2004.

Cost of Sales.  Total cost of sales was $71.8 million, or 87.0% of net sales, for fiscal 2005 compared with $28.4 million, or 92.6% of net sales, for fiscal 2004. The increase in gross margins was a result of higher selling volumes and increased brand awareness. Cost of sales for the fiscal years ended June 30, 2005 and 2004 included purchases from Kolin, net of rebates, totaling $55.9 million and $1.4 million, respectively.

For the fiscal years ended June 30, 2005 and 2004, we received credits for price protection from Kolin of $27.9 million and $1.3 million, representing 25.4% and 13.5% of actual purchases from Kolin, respectively, which were credited to cost of sales in the period received as these price protection grants related to inventory purchased from Kolin that had been sold to our customers during the respective periods. As of June 30, 2005, the amount of the reduction in the value of inventory purchased from Kolin and the corresponding reduction in the accounts payable balance due to Kolin was $3.6 million.

At June 30, 2005, deferred warranty revenue was $2.0 million compared with $278,000 at June 30, 2004. Recognized warranty reimbursements, which are recorded as a reduction in cost of sales, totaled $1.1 million for the fiscal year ended June 30, 2005 compared with $9,000 for the fiscal year ended June 30, 2004.

Selling, Distribution, and Marketing Expense.  Selling, distribution, and marketing expenses totaled $2.8 million, or 3.4% of net sales, for the fiscal year ended June 30, 2005 compared with $842,000, or 2.8% of net sales, for the fiscal year ended June 30, 2004. The increase in selling, distribution, and marketing expenses in fiscal 2005 was primarily related to advertising expenses and other marketing costs necessary to develop our distribution channel. Advertising expense was $1.7 million for the fiscal year ended June 30, 2005 compared with $513,000 for the fiscal year ended June 30, 2004.

General and Administrative Expense.  General and administrative expense totaled $7.6 million for fiscal 2005 compared with $2.2 million for fiscal 2004. The increase was primarily related to salaries and wages, and audit, legal, and bank fees.

Interest Expense.  For fiscal 2005, we recorded net interest expense of $283,000 compared with $218,000 for fiscal 2004.

Net Loss.  Net loss was $17,000 for fiscal 2005 compared with a net loss of $605,000 for fiscal 2004.

Quarterly Results of Operations

The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended March 31, 2007. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarters Ended
	2005			2006				2007
	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
	(In thousands, except per share data)

Net sales	$22,864	$27,357	$60,155	$45,671	$59,807	$87,020	$242,458	$162,880
Cost of sales	20,003	21,738	53,321	41,514	52,523	71,244	204,698	133,385

Gross profit	2,861	5,619	6,834	4,157	7,284	15,776	37,760	29,495
Expenses:
Selling, distribution, and marketing	805	937	1,988	2,527	2,867	3,131	5,853	5,652
General and administrative	2,590	5,127	4,460	4,060	4,477	4,205	7,865	9,442
Research and development	—	—	627	1,936	1,853	1,402	1,950	1,475

	3,395	6,064	7,075	8,523	9,197	8,738	15,668	16,569

Operating income (loss)	(534)	(445)	(241)	(4,366)	(1,913)	7,038	22,092	12,926
Income tax (expense) benefit	273	79	(79)	—	—	—	(2,700)	(2,484)
Net income (loss)	$(382)	$(658)	$(1,311)	$(11,412)	$(5,498)	$3,808	$12,095	$5,493

Net income (loss) per share:
Basic	$(0.01)	$(0.05)	$(0.04)	$(0.26)	$(0.11)	$0.08	$0.22	$0.09

Diluted	$(0.01)	$(0.05)	$(0.04)	$(0.26)	$(0.11)	$0.07	$0.21	$0.09

The following table presents the percentage of net sales of certain items in our financial statements for each of the eight quarters in the period ended March 31, 2007.

	Quarters Ended
	2005			2006				2007
	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	87.5	79.5	88.6	90.9	87.8	81.9	84.4	81.9

Gross profit	12.5	20.5	11.4	9.1	12.2	18.1	15.6	18.1
Expenses:
Selling, distribution, and marketing	3.5	3.4	3.3	5.5	4.8	3.6	2.4	3.5
General and administrative	11.3	18.7	7.5	8.9	7.5	4.8	3.3	5.8
Research and development	—	—	1.0	4.3	3.1	1.6	0.8	0.9

	14.8	22.1	11.8	18.7	15.4	10.0	6.5	10.2

Operating income (loss)	(2.3)	(1.6)	(0.4)	(9.6)	(3.2)	8.1	9.1	7.9
Income tax (expense) benefit	1.2	0.3	(0.1)	—	—	—	(1.1)	(1.5)
Net income (loss)	(1.7)%	(2.4)%	(2.2)%	(25.0)%	(9.2)%	4.4%	5.0%	3.4%

Like many businesses in the consumer electronics industry, our business experiences seasonality in both our revenue and cost of sales. A large percentage of our annual sales volume occurs during the year-end holiday season. As a result of the effects of seasonality, our inventory levels and other working capital requirements generally begin to increase beginning in the second annual quarter and into the third annual quarter of each year. Since our sales peak in the fourth annual quarter, our accounts receivable are highest at the end of the year and into the first calendar quarter. We anticipate that this seasonal impact on our business is likely to continue.

Liquidity and Capital Resources

At March 31, 2007, we had $16.9 million of cash and cash equivalents. At June 30, 2006, we had $7.4 million of cash and cash equivalents.

Net cash used by operating activities for the nine months ended March 31, 2007 was $58.3 million compared with $30.9 million net cash used by operating activities for the comparable period of the prior year. The operating cash outflow for the nine months ended March 31, 2007 was primarily a result of increases in accounts receivable and due from factor and inventories, which was partially offset by increases in accounts payable and net income. The operating cash outflow for the nine months ended March 31, 2006 was primarily a result of the net loss and increases in accounts receivable and due from factor, inventory, and supplier deposits, and decreases in payables. The large increase in accounts receivable for the nine months ended March 31, 2007 was primarily a result of the significant increase in net sales to our Asian distributor during the quarters ended December 31, 2006 and March 31, 2007. We grant payment terms to our Asian distributor of net 120 days, which is customary in the region. As of March 31, 2007, accounts receivable from our Asian distributor totaled $170.8 million, of which approximately $47.2 million was past due. From April 1, 2007 through May 9, 2007, we collected $37.7 million of these accounts receivable but more invoices became past due. As of May 9, 2007, $69.0 million of the accounts receivable from our Asian distributor were past due. We believe that this payment lag from our distributor is seasonal in nature and anticipate a return to compliance with payment terms by June 30, 2007.

Net cash used by investing activities for the nine months ended March 31, 2007 was $960,000 compared with $3.3 million for the comparable period of the prior year. Net cash used by investing activities for the nine months ended March 31, 2007 included investments of $784,000, purchases of equipment of $1.3 million, and the purchase of a manufacturing license for $5.6 million. Offsetting these investments were the sales of investments and fixed assets totaling $625,000 and cash received from the acquisition of Vivitar of $6.0 million. Net cash used by investing activities for the nine months ended March 31, 2006 included merger costs of $2.0 million, purchases of equipment of $974,000, and a $270,000 investment in a joint venture.

Net cash provided by financing activities for the nine months ended March 31, 2007 was $68.8 million compared with $46.4 million for the nine months ended March 31, 2006. Net cash provided by financing activities for the nine months ended March 31, 2007 consisted primarily of proceeds from bank loans of $43.1 million, and the issuance of common stock related to a private placement, stock purchases under our employee stock purchase plan, and the exercise of options and warrants provided a total of $30.5 million. We used $4.8 million to repay notes payable and long-term debt. Net cash provided by financing activities for the nine months ended March 31, 2006 consisted primarily of proceeds from bank loans of $10.8 million, net cash proceeds from issuance of our 6% redeemable convertible preferred stock of $14.8 million, and net cash proceeds from our issuance of common stock of $14.8 million.

We have historically funded our operations and operating cash outflows through the use of vendor accounts payable terms, notes payable, and bank lines of credit with a borrowing base calculated as a percentage of eligible accounts receivable as explained below and through the issuance of long-term debt and preferred stock.

We believe that the cash from operations and the increased credit facilities will be sufficient to sustain our operations at the current level for the next 12 months. However, if we continue to experience rapid revenue growth, especially in Asia where collection cycles are longer, additional capacity under accounts receivable lines of credit or other sources of financing, such as long-term debt or equity financing, will be necessary. We are currently negotiating with multiple financing sources for lines of credit with significantly increased borrowing capacity. Although there can be no assurance that the desired financing will be available on favorable terms, or at all, we believe that we will be able to obtain the desired financing to continue to fund our business, including the anticipated growth, for at least the next 12 months. If sufficient additional financing is not available, we would need to curtail our growth rate in order to have sufficient cash to continue our operations.

In addition to financing our operations and growth, our suppliers and contract manufacturers, including Kolin, will need access to working capital in increasing amounts in order to finance the purchase of components and manufacturing operations to support our anticipated growth. We refer to this financing need as supply chain financing. We believe that our suppliers and contract manufacturers, including Kolin, have access to sufficient working capital financing, including significant bank lines of credit, to support our anticipated growth. However, if sufficient supply chain financing is not available to our suppliers and contract manufacturers, we would need to curtail our growth rate in order to have access to sufficient supply of product.

As of March 31, 2007, we were party to business loan agreements with various financial institutions as follows:

Preferred Bank

On December 1, 2006, we entered into two loans with Preferred Bank providing for an aggregate of $12.0 million. The Amended and Restated Promissory Note – Variable Rate in the principal amount of $10.0 million is secured by a cash collateral account maintained by Kolin, one of our stockholders and our principal contract manufacturer and primary source of electronic components and subassemblies for our LCD HDTVs. This note bears interest at Preferred Bank’s prime rate plus 0.50% and matures on November 5, 2007.

We also entered into a second note, the Promissory Note – Variable Rate, in the principal amount of $2.0 million, that is secured by personal guarantees of three of our directors and/or executive officers and by the Vice Chairman of Kolin. This note bears interest at Preferred Bank’s prime rate plus 0.50% and matures on November 5, 2007.

On December 13, 2006, we entered into an amended and restated business loan and security agreement with Preferred Bank and Third Amended and Restated Promissory Note – Variable Rate primarily to increase our existing credit line to the lesser of $55.0 million or our Borrowing Base (as defined in the amended loan agreement) until February 28, 2007. The expiration date of this loan and security agreement was subsequently extended until March 5, 2008. The total amount of borrowings permitted under the amended loan agreement is subject to the following limitations: (a) $5.0 million for the issuance of letters of credit, and (b) up to $50.0 million for general working capital. The borrowings under the facility continue to bear interest at Preferred Bank’s prime rate plus 0.50%.

CIT Group/Commercial Services

On November 22, 2006, we entered into an amended and restated factoring agreement with The CIT Group/Commercial Services, Inc., or CIT. Under the factoring agreement, we sell and assign collection of our accounts receivable to CIT, subject to CIT’s approval, and CIT assumes the credit risk for all accounts approved by CIT. We pay fees to CIT of 0.30% or 0.20% of gross invoice amounts approved by CIT, depending on whether the accounts receivable amounts are forwarded to Preferred Bank or paid to directly to us, plus 0.25% for each 30-day period in which invoices are outstanding, subject to a minimum fee per calendar quarter of $112,500. Of these factored accounts, 85% of all proceeds received from CIT for factored accounts are applied to advances under our credit facility with Preferred Bank. In addition, we may request that CIT advance us up to $15.0 million based on the accounts receivable of two of our customers. We granted a security interest in our accounts receivable to CIT to secure our obligations to CIT under the factoring agreement.

On April 26, 2007, we entered into a term loan agreement with CIT for a loan in the principal amount of $20 million. The loan bears interest at prime plus 0.5% with interest paid monthly. All amounts outstanding under this loan mature on the earliest to occur of (i) September 30, 2007, (ii) the closing of a financing with CIT or other third party, or (iii) the date of any new equity financing. This loan is secured by CIT’s existing lien on our accounts receivable and other assets under our factoring agreement and is also personally guaranteed by two of our directors and executive officers and the Vice Chairman of Kolin.

DBS Bank, Ltd.

On December 26, 2006, our wholly owned subsidiary, Vivitar, entered into a business loan agreement with DBS Bank, Ltd., or DBS. The loan agreement provides for a credit facility to Vivitar of up to the lesser of (a) $20.0 million, or (b) either (i) 80% of Vivitar’s eligible accounts if the dilution rate is equal to or less than 10% or (ii) 70% of Vivitar’s eligible accounts if the dilution rate is greater than 10% but less than 15%, minus any reserves established by DBS, all as further described in the loan agreement. The credit facility may be used for cash advances or letters of credit. Outstanding amounts under the Loan Agreement, which are evidenced by a promissory note in the principal amount of $20.0 million in favor of DBS, bear interest at the Bank of America Prime Rate plus 0.5%, and all amounts outstanding under the Loan Agreement mature on June 30, 2007. The credit facility is secured by a lien on all the assets of Vivitar under a commercial security agreement with the DBS, and is also personally guaranteed by Mr. Cheng-Chich Huang, an affiliate of one of our stockholders and the Chairman of Premier Image Technology Corporation, the primary contract manufacturer of our Vivitar branded digital cameras. The DBS credit agreement was terminated by us on May 4, 2007.

Amounts outstanding under the various credit agreements described above were as follows (in thousands):

	March 31,	June 30,
	2007	2006

Preferred Bank $55 million promissory note	$55,076	$—
Preferred Bank $10 million promissory note	10,000	—
Preferred Bank $2 million promissory note	2,000	—
CIT $15 million credit facility	6,027	—
DBS Bank, Ltd. $20 million credit facility	797	—
Previous Preferred Bank credit facility	—	30,800

Total	$73,900	$30,800

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Impact of Recently Issued Standards

Effective July 1, 2005, we adopted SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this Statement did not affect our consolidated financial statements in the period of adoption. Its effect on future periods will depend on the nature and significance of any future accounting changes subject to this Statement.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140,” to permit fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. We will adopt SFAS No. 155 in our fiscal year beginning July 1, 2007. The adoption of this Statement is not expected to have a material effect on our consolidated financial statements.

In March 2006, the Financial Accounting Standards Board issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140,” that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if applicable. Subsequent to initial recognition, a company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. SFAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. We will adopt SFAS No. 156 in our fiscal year beginning July 1, 2007. The adoption of this Statement is not expected to have a material effect on our consolidated financial statements.

In April 2006, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R),” that became effective beginning July 2006. FSP FIN No. 46(R)-6 clarifies that the variability to be considered in applying Interpretation 46(R) will be based on an analysis of the design of the variable interest entity. The adoption of this FSP did not affect our consolidated financial statements and is not expected to have a material effect in the future on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact the adoption of SFAS 157 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to (a) recognize in its statement of financial position the funded status of a benefit plan measured as the difference between the fair value of plan assets and the benefit obligation, (b) recognize net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employer’s Accounting for Pensions” or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” (c) measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position, and (d) disclose additional information in the notes to the financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The requirements of SFAS 158 are to be applied prospectively upon adoption. We will adopt SFAS 158 in our fiscal year beginning July 1, 2007. The adoption of this Statement is not expected to have a material effect on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which is an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 may have on our financial position or results of operations.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires that public companies utilize a “dual approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We have adopted SFAS 108 in our fiscal year that began July 1, 2007. The adoption of this Statement has not had a material effect on our consolidated financial statements. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this Statement.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement 157.” We will adopt SFAS 159 in the fiscal year beginning July 1, 2008. The adoption of this Statement is not expected to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk associated with changes in interest rates, foreign currency exchange rates, credit risks, and our equity investments, as discussed more fully below. In order to manage the volatility relating to our more significant market risks, we may enter into hedging arrangements. We do not execute transactions or hold derivative financial instruments for speculative or trading purposes. We do not anticipate any material changes in our primary market risk exposures in fiscal 2007.

Interest Rate Risk

At March 31, 2007, we had outstanding balances under our lines of credit of approximately $73.9 million. These credit facilities bear interest at the prime rate (8.25% at March 31, 2007) plus 0.5%. On March 31, 2007, our credit limit under this facility was $102.0 million. If we were to borrow the full $102.0 million, a 1% increase in the prime rate would result in incremental estimated annual interest expense of $1.0 million annually.

Foreign Currency Risk

We recorded approximately $219,000 of revenue denominated in Canadian dollars for the nine months ended March 31, 2007. We recorded a $67,000 foreign currency exchange loss for the nine months ended March 31, 2007. We will be exposed to foreign currency exchange gains and losses with our international Vivitar offices, which are located in the United Kingdom, France, and to a lesser extent, in Hong Kong.

Credit Risk

We are exposed to credit risk on accounts receivable through the ordinary course of business, and we perform ongoing credit evaluations. With the exception of our Asian distributor, concentration of credit risk with respect to accounts receivable is limited due to the nature of our customer base. Our accounts receivable from our Asian distributor totaled $170.8 million at March 31, 2007. We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risk.

Equity Price Risk

We hold investments in capital stock of privately held companies. We recognize impairment losses on our strategic investments when we determine that there has been a decline in the fair value of the investment that is other-than-temporary. From inception through March 31, 2007, we have not recorded any impairment losses on strategic investments. As of March 31, 2007, our strategic investments had a carrying value of $1.3 million, and we determined that there was no impairment in these investments at that date. We cannot assure you that our investments will have the above-mentioned results, or that we will not lose all or any part of these investments.

BUSINESS

Introduction

We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs utilizing liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, technologies. Under our Ölevia brand name, we sell our LCD HDTVs in a broad array of screen sizes as well as our LCoS HDTVs utilizing our proprietary LCoS microdisplay technology to international, national, regional, and online consumer electronics retailers and distributors. Through these sales channels, we sell HDTVs designed to meet the individual needs of a variety of end-user consumers, including consumers in the price-conscious, high-performance, and high-end home theater markets. In order to best address the price and performance requirements of our sales channel customers and end-user consumers, we have established a virtual manufacturing model utilizing components sourced in Asia, third-party contract manufacturers located in Asia, and third-party assemblers located in close proximity to end-user consumers to produce our HDTVs.

Through our recent acquisition of Vivitar, we are also a leading supplier of both digital and film cameras, offering a broad line of digital imaging products, including digital cameras, point and shoot cameras, 35 millimeter single lens reflex cameras, auto focus cameras, digital video cameras, multimedia players, flash units, binoculars, projectors, and camera accessories. In addition, we offer a broad line of LCoS microdisplay products and subsystems, including LCoS imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, projection applications, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

Industry Background

By providing a richer multimedia experience, the worldwide conversion of media content from analog to digital is a primary driver of the current wave of consumer electronics spending. With the advent of digital devices, such as HDTVs, digital cameras, portable media players, and digital video recorders, as well as the improvement in connectivity technologies, such as wireless networking, consumers now have greater access to improved content quality and are demanding more from their multimedia experience. As technologies improve and data transmission speeds increase, video is increasingly becoming the centerpiece of the multimedia experience. In addition, HDTVs have become more affordable to a broader range of end-user consumers as price points have declined. As a result, many consumers are no longer satisfied with televisions that simply display basic video. Instead, they are demanding televisions with larger screen sizes, higher definition, slimmer form factors, and greater functionality.

This consumer desire for a higher quality video experience is driving the rapid growth forecast of flat screen and HDTVs. Research data from DisplaySearch projects that approximately 52 million HDTVs were shipped in 2006 and approximately 145 million will be shipped in 2010, representing a compound annual growth rate, or CAGR, of 29.1%. Overall penetration of HDTVs as a percentage of total televisions over the same period is expected to increase from 27.6% to 67.0%. LCD HDTVs are expected to increase from approximately 38 million units shipped in 2006 to approximately 122 million units shipped in 2010, representing a CAGR of 33.6%, while penetration is expected to be 56.3% of worldwide television shipments and 84.1% of worldwide HDTV shipments in 2010, according to DisplaySearch. Larger screen sizes are also expected to drive growth. According to DisplaySearch research, LCD screens 35” and above are expected to increase from 22.0% of total LCD televisions shipped in 2006 to 43.5% of total LCD televisions shipped in 2010, representing a CAGR of 53.2%.

We believe that, in order to be a successful provider of digital television solutions, the digital television provider must be able to meet the increasingly demanding requirements of both the sales channel customer and the end-user consumer. While consumer preferences trend towards large screen, high-definition, slim form factor digital televisions with increased functionality, price continues to be a primary driver in most consumers’ decision to purchase a digital television. For a given set of quality, performance, and functionality parameters, we believe most consumers will make their purchase decision based on their optimal balance between these parameters and the lowest cost. In addition, many sales channels for digital television providers, including the international, national, regional, and online consumer electronics distributors and retailers, require that their digital television suppliers provide both a broad product portfolio and timely, efficient, and dependable delivery of products. Furthermore, digital television providers will be required to scale production capacity to meet future supply demands.

Our Core Competencies

Key factors to our success include the following:

Focus on HDTV Solutions

We are focused on developing a market leadership position in HDTVs through close relationships with our suppliers to create value for our sales channel customers and ultimately the end-user consumer. Our strong focus on the HDTV market has allowed us to leverage our supply chain relationships to compete effectively on the basis of quality, performance, and reliability while offering HDTVs at lower price points than many of our competitors. To date, we have primarily focused on developing our market position in North America and China. According to DisplaySearch, our market share of LCD television shipments 25” and above in North America increased from 3.2% in the third quarter of 2006 to 7.3% in the fourth quarter of 2006. In the China market, we were the leading non-domestic supplier of LCD televisions during the fourth quarter of 2006, also according to DisplaySearch.

Global Virtual Manufacturing Model

We have developed a global virtual manufacturing model that utilizes components sourced in Asia, third-party contract manufacturers located in Asia, and third-party assemblers located in close proximity to end-user consumers to produce our HDTVs. In order to execute on this model in an effective manner, we have developed strong relationships with our suppliers to virtually integrate the entire supply chain to enable us to provide a high level of visibility to our suppliers. In turn, through improved visibility, our suppliers are able to manage their businesses more efficiently, thereby reducing cost and allowing us to pass some or all of the savings back through the supply chain to our sales channel customers and ultimately end-user consumers. The overall result is a scaleable business model that reduces our capital expenses and enables us to concentrate on product design, marketing, research and development, and technological advances.

Deep Systems-Level Expertise

Through our focus on research, development, and engineering capabilities in LCoS and LCD solutions, we have developed a deep systems-level expertise that we believe allows us to deliver a high level of performance, features, and reliability in our LCoS and LCD products. In the case of our LCoS technology, we believe we have been able to establish an industry-leading position in picture quality as a result of our technological expertise; our vertically integrated design and manufacturing capabilities of LCoS imagers, light engines, system electronics, and firmware development; and our overall system design and integration capabilities. By maintaining engineering control of the LCoS imager and light engine and utilizing our system electronics and firmware design expertise, we seek to optimize front-of-screen image and color performance with an architecture that takes advantage of the inherent capabilities and contributions of the imagers, the engine, the mirrors, and the screen.

Optimal Price and Performance

Through our broad array of HDTV models and screen sizes, our global virtual manufacturing model, and our deep systems-level expertise, we believe that we have been successful in effectively addressing the demand of end-user consumers for an optimal balance of price and performance in HDTVs. We provide a broad product portfolio that meets the needs of a variety of sales channels. For the online retailers, our 3-Series product line provides quality to those buyers who are most price conscious in a variety of screen sizes from 23” to 42”. For the national retailers, our 5-Series product line provides a high-performance product at a favorable price while spanning sizes from 27” to 65” and includes both LCD and LCoS technologies. For the regional and home theater retailers, our 7-Series product line provides studio quality performance for the high-end home theater market and currently focuses on 42” and 47” screen sizes.

Our Strategy

Our goal is to enhance our position in the global markets we address as well as to continue the significant growth we have experienced. Key elements of our HDTV strategy include the following:

Increase Consumer Awareness of Our Brands and Products

We plan to continue conducting a broad, high-visibility advertising campaign to further expand consumer awareness of our brand name, product quality, and competitive prices. Our marketing efforts center on our relationships with ESPN and AEG, one of the leading sports and entertainment presenters in the world. Under our recently renewed and expanded marketing relationship with ESPN, ESPN features our Ölevia HDTVs throughout ESPN’s media properties. AEG features our Ölevia HDTVs through signage and other on-property brand exposure throughout a variety of prominent AEG developments, ventures, and venues. We also conduct an active marketing campaign through advertisements in the print media. We also plan to accelerate our efforts to promote our Ölevia HDTVs as a global brand in markets other than North America.

Expand Our Product Distribution Channels

We plan to attract additional retailers in order to reach a greater customer base. We recently established relationships with Circuit City, Target, and Sears to increase our coverage of the U.S. market. We expanded our relationship with South China House of Technology to increase our coverage of the growing market in China. Our recent acquisition of Vivitar, with its brand name recognition and established distribution channels in Europe, is an important component of our strategy to penetrate the European Union market, where we plan to market our HDTVs under the name “Vivitar – Picture by Ölevia.”

Leverage Our Global Virtual Manufacturing Model

We plan to continue to leverage our global virtual manufacturing model as we expand our sales in domestic and international markets. For example, our relationship with Solar Link Technologies has led to the opening of a manufacturing facility in Ontario, California to service the growing demand for our HDTVs in North America. By sourcing components from Asia and completing final assembly near the end-user consumers, we are able to realize savings on both bill-of-material and transportation costs. As our sales continue to grow, we plan to use this global virtual manufacturing strategy to build production capacity in high-growth markets, such as in China, where we have recently established a joint venture with Nanjing Huahai Display Technology to begin production in 2007.

Capitalize on Our LCoS Technological Expertise

We plan to capitalize on our expertise in LCoS technologies in order to offer cost-effective, innovative, high-quality products. We plan to utilize our technological expertise and patent portfolio to advance what we believe is our industry-leading position in terms of picture quality through increased resolution, higher contrast ratios, and greater pixel fill factors. We utilize our advanced manufacturing line and experienced manufacturing team at our Arizona facility to produce our LCoS microdisplays. To take advantage of anticipated demand, particularly in China, we have formed a joint venture with China South Industries Group, called Sino-Brillian, to produce LCoS light engines for sale to Chinese HDTV manufacturers and for supply to us.

Pursue Additional Strategic Acquisitions and Relationships

We intend to continue to pursue additional strategic acquisitions and relationships in order to increase our manufacturing and supply resources, expand our product offerings, enlarge our distribution channels, penetrate new markets, and enhance our competitive position. For example, we recently acquired Vivitar in order to leverage its strong brand-name recognition and European distribution channels. Strategic acquisitions and relationships have been critical ingredients in the growth of our company to date and can be expected to be an important ingredient in our future development.

Products

High-Definition Televisions

Under our Ölevia brand name, we sell our LCD HDTVs in a broad array of screen sizes as well as our LCoS HDTVs utilizing our proprietary LCoS microdisplay technology in a 65” screen size. Our HDTVs are designed to meet the individual needs of a variety of end-user consumers, including consumers in the price- conscious, high-performance, and high-end home theater markets. We design our products to avoid sales channel conflict and to fulfill the different requirements for each particular channel in which we sell our products.

The following table sets forth information regarding our HDTV products.

	3-Series	5-Series	7-Series
Screen Size	23”, 27”, 32”, 37”, 42”	27”, 32”, 37”, 42”, 65”	42”, 47”
Display Technology	LCD	LCD, LCoS	LCD
Video Processor	Pixelworks	AMD and Media Tek	SiliconOptix HQV
Resolution	720p, 1080i	720p, 1080i (LCoS 1080p)	1080p
Inputs	1 HDMI	1 HDMI	2 HDMI
Tuner	NTSC Tuner	Combo Tuner	Dual Tuner
HD Capabilities	HDTV-Ready	HDTV Built-in	HDTV Built-in
Target Sales Channel	Online	National	Specialty

We are currently offering our 65” LCoS HDTVs with 1080p resolution. The HDTV monitors in those products, which are based on our proprietary Gen II LCoS microdisplay technology, feature a six-megapixel light engine. We believe these products offer the highest commercially available on-screen native LCoS contrast ratio in a rear-projection HDTV, feature exceptional gray scale performance, deep black levels, high brightness, a 170-degree viewing angle, an ultra-fine pitch 16:9 widescreen, artifact-free full motion video, and excellent audio performance. Our LCoS HDTV products also provide software upgradeability and a wide range of calibration features designed to optimize the viewing performance for home theater and commercial applications.

Digital Imaging Products

Through our recent acquisition of Vivitar, we are also a leading supplier of both digital and film cameras, offering a broad line of digital imaging products, including digital cameras, point and shoot cameras, 35 millimeter single lens reflex cameras, auto focus cameras, digital video cameras, multimedia players, flash units, binoculars, projectors, and camera accessories. We offer affordable, easy-to-use digital imaging products that provide families to advanced amateurs with exceptional value, high-quality products, and a wide range of features and benefits. We also have the worldwide exclusive right to sell Kodak-branded reusable film cameras.

We have six digital product categories: 10 megapixel (four models), 8 megapixel (four models), 7 megapixel (four models), 6 megapixel (three models), 5 megapixel (four models), and 3 megapixel (three models).

Our digital cameras offer the most popular features, such as color LCD display, optical and digital zooms, lithium-ion batteries, secure digital (SD) card storage, and an easy computer interface. We also offer a rubber armored, waterproof camera. Our digital cameras range from entry-level VGA cameras to 10-megapixel digital cameras with extended zoom optics. Our ViviCam series of digital cameras is one of the broadest product lines in the digital market, spanning interests from novice user through the serious-amateur digital photographer.

The following table sets forth information regarding certain of our digital imaging products.

	5 Megapixel	7 Megapixel	10 Megapixel
	Cameras	Cameras	Cameras
Image Resolution	Up to 2560 x 1920	Up to 3072 x 2304	Up to 3648 x 2736
Internal Memory	16 MB	16 or 32 MB	32 MB
External Memory	SD Cards to 1GB	SD Card to 1GB	SD Card to 2GB
Lens	Optical Zooms to 3x	Optical Zooms to 4x	Optical Zooms to 6x
Digital Zoom	4x	Up to 5x	Up to 10.4x

Microdisplay Products

We offer a broad line of LCoS microdisplay products and subsystems that OEMs can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications. Our microdisplay products include a line of LCoS display imagers and associated application specific integrated circuits, or ASICs, that provide driver, controller, and converter functions that operate the imager. Our imager products have resolutions and sizes designed for specific market segment applications. We offer imager products of SXGA to 720p and 1080p resolutions in a variety of sizes designed for the specific market segment applications of our OEM customers.

Our product line also includes optical modules for near-to-eye applications. Optical modules include illumination, prisms, color separators and combiners, and lenses to provide complete display products. Our offerings also include development kits, schematic plans, and specifications, or reference designs in order to accelerate time to market for our OEM customers.

Projection Applications.  In addition to the rear-projection HDTV market and the front-projection home theater market, our microdisplay products address several smaller projection markets, including photo printers and digital cinema. For projection applications, we offer products with SXGA and HDTV1 resolutions and are developing products with HDTV2 resolution.

Near-to-Eye Applications.  We produce products to serve the near-to-eye market, including SVGA imagers, display modules, and reference designs. Our display modules allow OEM customers to focus on end-product design and packaging, because they can use our full-color SVGA resolution microdisplay as a drop-in assembly.

Our near-to-eye products typically are mounted in a headset and provide image magnification. The magnified image appears to the user with the clarity, size, and resolution of a computer monitor. These products also are compact, lightweight, and highly energy efficient. With high resolution and small size, we believe LCoS microdisplays offer important advantages for these wearable and portable products. Products based on LCoS microdisplays have generally long lifetimes, can be made lightweight with low power requirements, and display sharp, bright images. Our LCoS microdisplays also withstand wide ambient temperature ranges, a feature that is important for industrial and portable applications. In addition, our associated ASICs enable fast rendering of images, an important attribute for viewing full-motion video.

HDTV Technologies

Currently, there are several leading technologies available for HDTVs, each having its own advantages and disadvantages with respect to the other formats. The direct view technologies are traditional cathode ray tube, plasma based panels, and LCD. The rear projection technologies are digital light processing, or DLP, high-temperature polysilicon, or HTPS, and LCoS.

Direct View Technologies

Traditional cathode ray tube, or CRT, televisions utilize a specialized vacuum tube in which images are produced when a moving electron beam strikes a phosphorescent surface.

Plasma technology is a direct-view display that has enabled the creation of large flat-panel televisions measuring less than six inches deep. In plasma televisions, the display itself consists of cells. Within each cell, two glass panels are separated by a narrow gap in which neon-xenon gas is injected and sealed in plasma form during the manufacturing process. The gas is electrically charged at specific intervals when the plasma set is in use. The charged gas then strikes red, green, and blue phosphors, thus creating a television image.

LCD televisions feature a matrix of thin film transistors that supply voltage to liquid crystal filled cells enclosed between two flat panel glass screens. When hit with an electrical charge, the crystals modulate light generated by a lamp behind the screen, reproducing colors by attenuating particular wavelengths from the spectrum of white light until the correct color is produced.

Rear Projection Technologies

Digital micromirror device, or DMD, is a proprietary product of Texas Instruments, which calls this device DLP. DLP technology is found widely in both front and rear projection televisions. At its heart is the digital micromirror device chip that contains a rectangular array of hinge-mounted individually movable microscopic mirrors, one for each pixel. The mirrors on a DLP chip can either tilt toward the light, creating a pixel of light, or swing away from the light, creating a dark pixel. Most DLP televisions and projectors use a one-chip design. In order to generate a color image on a one-chip television, the light passes through a spinning color wheel containing cyan, magenta, and yellow filters. This enables a one-chip DLP television to display 16.7 million different colors. In a three-chip design, the need for a color wheel is eliminated, and instead, the white light is divided into three colors through a prism with each of the three color beams focused onto its own dedicated chip.

High-temperature polysilicon, or HTPS, microdisplays use a transmissive technology and are available from only two large Japanese companies. HTPS displays sandwich liquid crystal material between two layers of high-temperature quartz glass. To produce images, light passes from a projection lamp into a color management and display system.

LCoS microdisplay technology uses a liquid crystal layer that sits on top of a pixelated, reflective mirror substrate. Beneath the substrate exists another layer containing individual transistors to activate each pixel. Light is projected at the reflective surface, but it must first pass through the liquid crystal layer. When a pixel is activated, it modulates the light reaching the reflective surface. Light that is reflected is then magnified and focused onto the screen through a series of lenses. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display.

LCD and LCoS Technologies

We believe LCD HDTVs provide excellent picture quality with a very thin form factor. LCDs also have extreme brightness, have rapid response times, and exhibit superior bright room viewing properties.

We believe that liquid crystal on silicon microdisplays, particularly our Gen II LCoS microdisplays, provide a superior alternative to existing technologies in the large screen HDTV market. We believe our Gen II LCoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, grayscale performance, and lifetime, particularly in larger screen sizes. Given these advanced capabilities, our LCoS HDTVs compete in the premium segment of the large-screen HDTV market. Our proprietary Gen II LCoS products have a high contrast ratio and high pixel fill factor, and we believe that they provide superior performance to the liquid crystal on silicon technologies produced by our competitors.

We believe that LCD HDTVs will capture a majority of the flat panel HDTV market for screen sizes below 55” and that LCoS HDTVs will lead the high-end HDTV market for screen sizes of 55” and above. Industry sources indicate that LCD HDTVs have already overtaken plasma HDTVs at screen sizes of 37” or less and will overtake plasma at screen sizes of 42” and 50” within the next several years. According to DisplaySearch’s most recently reported quarter, we currently rank among the 10 largest suppliers of LCD HDTVs in North America. In addition, we currently sell a 65” 5-Series LCoS HDTV and are developing a 7-Series LCoS HDTV.

Manufacturing

We employ a virtual manufacturing model through third-party relationships for our HDTV products, except for our light engines and our digital imaging products. We believe our virtual manufacturing strategy provides a scalable business model; enables us to concentrate on product design, product performance, marketing, supply-chain management, and technical know how; and reduces our capital expenditures. In addition, this strategy significantly reduces our inventory costs because we do not pay many of our manufacturing costs until we have actually shipped our HDTVs to our sales channel customers and billed those customers for those products.

We have a manufacturing arrangement with Kolin under which Kolin assembles our LCD HDTVs. We perform final quality acceptance of our products. We jointly select and qualify with Kolin vendors for LCD panels, electronic components, and subassemblies that Kolin does not itself manufacture and actively participate in discussions of terms and conditions with them. We have several alternative sources for each important component.

We do not have long-term agreements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. The strategy of relying on those parties exposes us to vulnerability owing to our dependence on a few contract manufacturers or assemblers. We may establish relationships with other contract manufacturers or assemblers in order to reduce our dependence on any one source of supply.

Together with Kolin and its electronic research and development affiliate, DigiMedia, we maintain strategic relationships with Chi Mei Optoelectronic, AU Optronics, LG.Philips LCD, and Samsung, which are major manufacturers of LCD panels suitable for use in the manufacturing of our Ölevia LCD HDTVs.

We utilize an advanced manufacturing line in our Tempe facility to manufacture and test our LCoS microdisplay imagers. The manufacturing facility is fully equipped in all areas of manufacturing, including front-end, back-end, packaging, and test. The front-end processes are conducted in side-by-side Class 100 and Class 1000 clean rooms. Back-end manufacturing, packaging, and test procedures are all conducted in a Class 1000 clean room. We have an extensive quality control program and maintain quality systems and processes that meet or exceed the demanding standards set by many leading OEMs in our targeted industries. We have received ISO 9001:2000 certification of our manufacturing facility and corporate headquarters in Tempe, Arizona. We base our quality control program upon statistical process control, which advocates continual quantitative measurements of crucial parameters and uses those measurements in a closed-loop feedback system to control the manufacturing process. We perform product life testing to help ensure long-term product reliability. We analyze results of product life tests and take actions to refine the manufacturing process or enhance the product design.

We have manufactured our LCoS microdisplays and our light engines at our Tempe, Arizona facility. Our light engine combines our LCoS microdisplays with a lamp and an optical core or prism set. In April 2006, we entered into a strategic relationship with China South Industries Group Corporation, or China South, a state-owned enterprise directly under the administration of China’s central government. The strategic relationship resulted in Sino-Brillian. Sino-Brillian assembles and sells LCoS light engines to HDTV manufacturers, initially in China and eventually in the rest of the world. A light engine is the device in a rear projection HDTV that converts the picture from an electronic signal and projects the image onto the screen. Sino-Brillian will also supply LCoS light engines to us for use in our LCoS HDTVs. Sino-Brillian will use our LCoS imagers exclusively in the light engines as well as China South’s optical components.

Separately, one of our contractors assembles a printed circuit board, or PCB, which contains the necessary electronics and color management systems. The light engine, the PCB, a screen, a case, and other necessary components are then shipped to our assemblers for final assembly into an HDTV.

Suppliers

We obtain the LCD panels for our LCD HDTVs from AU Optronics, Chi Mei Optoelectronic, LG.Phillips LCD, and Samsung and the electronic components and subassemblies for our LCD HDTVs from Kolin. With respect to our LCoS HDTVs, we obtain silicon wafers from SMIC, ASICs from UMC, video processing integrated circuits from Pixelworks, Silicon Optix, AMD, and Zoran, screens from Toppan, lamps from OSRAM, and printed circuit board assemblies and remote controls from various Asian suppliers. We rely on Foxconn to procure the materials used in the manufacture of our digital imaging products.

Components and raw materials constitute a substantial portion of our LCoS microdisplay costs. The principal components and raw materials we use in producing our LCoS microdisplays consist of specialized glass, silicon wafers, ASICs, liquid crystal, and packaging materials. We depend on the availability of lenses, sensors, LCDs, and digital signal processors to produce our digital imaging products. Most of these supplies are readily available from multiple sources. We typically do not maintain long-term contractual supply arrangements. Any difficulty in securing supplies and components to produce our products or increases in their costs could adversely affect our digital imaging business.

Our procurement strategy is to secure alternative sources of supplies for the majority of these materials. Many of these materials, however, must be obtained from a sole or limited number of foreign suppliers, which subjects us to the risks inherent in obtaining materials from foreign sources, including supply interruptions and currency fluctuations. We have no short-, medium-, or long-term contracts with any of our suppliers. We purchase all of our components and raw materials on a purchase-order basis. To date, our suppliers generally have met their requirements, and we believe our strategic supplier alliances have further strengthened our relations with offshore suppliers.

Customers

We currently sell our Ölevia HDTV products in the United States directly to retailers and through distributors to leading national consumer electronics retailers, such as Circuit City, CompUSA, Fry’s Electronics, K-Mart, Office Depot, Sears, and Target; regional consumer electronics retailers, such as ABC Appliance and J&R Electronics; online/television retailers, such as Amazon.com and Buy.com; and high-end audio/video distributors, such as BDI Laguna and D&H Distributor Co. BDI Laguna distributes our products for resale through BuyRite Electronics, HSN LP (HSN), Radio Shack (RadioShack.com), Staples (Staples.com), and Tech Depot.com (C4Sure). We sell our Ölevia HDTV products in China through our distributor, South China House of Technology, to leading Chinese retailers, such as Broadway Photo Supply Ltd., Dazhong Electronics Co. Ltd., Five Star Appliance, Fortress Ltd., and Guangzhou Friendship Store.

We sell our digital imaging products worldwide through a wide variety of stores, merchants, and dealers. Our products can be purchased in specialty stores, including Adorama, B&H, Ritz Camera, and Samy’s Camera; mass merchants, including Brandsmart, CompUSA, Fry’s Electronics, QVC, Radio Shack, and Wal-Mart; drug store chains, including Fred Meyer, Longs Drug Store, and Meijer; and online merchants, including Overstock.com, Shopko.com, Target.com, and Wal-Mart.com.

OEM customers in the projection market include SEOS, Kaiser Electronics, Zhejiang, and Rockwell. SEOS introduced a specialty rear-projection monitor for flight simulators with a 40,000:1 contrast ratio. Kaiser Electronics has announced the use of our microdisplays in its Joint Strike Force fighter and commercial aviation cockpit displays. Zhejiang utilizes our microdisplays in its consumer photo printers. Rockwell uses our microdisplays in aircraft heads-up displays.

For the nine months ended March 31, 2007, sales to South China House of Technology accounted for 48.6% of our revenue. For the fiscal year ended June 30, 2006, sales to South China House of Technology and CompUSA accounted for 16.8% and 13.1%, respectively, of our revenue.

Sales and Marketing

We conduct a broad, high-visibility advertising campaign to expand consumer awareness of our brand name, product quality, and competitive prices. Our marketing efforts center on our relationships with ESPN and AEG, one of the leading sports and entertainment presenters in the world. Under our recently renewed and expanded marketing relationship with ESPN, ESPN features our Ölevia HDTVs throughout ESPN’s media properties, including the ESPN, ESPN2, ESPN HD, ESPN 2 HD, and ESPNews TV networks, as well as ESPN Radio, ESPN.com, and ESPN the Magazine. Our Ölevia products are featured by way of sponsorship in a wide variety of sports programming, including the National Football League, Major League Baseball, NCAA football and basketball, EPSN’s College Game Day Tour, ESPN’s Sportscenter, and the network’s coverage of the Major League Baseball All-Star Game and the Super Bowl. Under our sports and entertainment sponsorship agreement with AEG, AEG features our Ölevia HDTVs through signage and other on-property brand exposure throughout a variety of AEG developments, ventures, and venues, including The O2 in London opening in 2007, Kansas City’s Sprint Center opening in October 2007, Los Angeles Staples Center beginning in 2008, Harrison’s New Jersey’s Red Bull Park beginning in 2008, Citizen’s Business Bank Arena in Ontario, California beginning in 2008, and the L.A. Live 4,000,000 square foot Los Angeles development beginning with its opening.

We also conduct an active marketing campaign through advertisements in the print media. An important element of our sales and marketing strategy is to continue to increase market awareness, demand, and acceptance of our products by attending and exhibiting at leading industry conferences and expositions and implementing publicity campaigns via printed and online media and television shows.

We have also begun to promote our Ölevia LCD HDTVs as a global brand in markets other than North America. A third party distributes our products in Hong Kong, Beijing, and Northern China where they are sold to leading home electronics and appliance retailers, including Broadway Photo Supply Ltd., Dazhong Electronics Co. Ltd., Five Star Appliance, Fortress Ltd., and Guangzhou Friendship Store. We plan to leverage the Vivitar name and existing distribution channels in Europe by marketing our HDTVs there under the name “Vivitar – Picture by Ölevia.” We have begun selling our HDTVs in Taiwan through Kolin and in Japan through a joint venture we formed. Finally, we have established a joint venture company in Brazil to introduce our products in the Latin American markets.

We are marketing our LCoS HDTVs to various distributors for sale to their customers. These customers include high-end audio/video manufacturers, as well as distributors of high-end consumer electronics products and consumer electronics retailers. Our sales and marketing strategy is designed to enable consumer electronics resellers and consumer retail stores to address the premium portion of the LCoS HDTV market. Our strategy with high-end audio/video manufacturers is also designed to enable those manufacturers to bundle their electronics with our LCoS HDTVs into an integrated entertainment system. We are initially selling our LCoS HDTV products in the United States. We expect to capitalize on LCoS HDTV opportunities in the Asian market through strategic alliances and in the European market either directly or through strategic alliances.

We market our LCoS microdisplays to OEMs through a direct technical sales force and through distributors. A staff of in-house engineering personnel directs and aids all sales personnel. Our approach is to become a critical partner to our OEM customers rather than simply a component supplier by playing an integral role in the design and development of their products. Potential OEM customers welcome our technological expertise and broad industry relationships because they do not always have the core competencies and relationships necessary to develop and commercialize products incorporating microdisplays.

We market our digital imaging products through a direct sales force and through independent dealers and distributors. The United States, the United Kingdom, France, Canada, and Brazil currently constitute the principal markets for our digital imaging products. We maintain sales offices in the United States, the United Kingdom, France, and Hong Kong.

Competition

Our HDTVs encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, LG Electronics, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs. Our digital imaging products encounter competition from a number of the world’s largest suppliers of digital imaging products, including Canon, Casio, JVC, Kodak, Minolta, Nokia, Olympus, Panasonic, Sanyo, and Sony. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us.

For microdisplays used in third-party televisions, we believe that Texas Instruments, JVC, Hitachi, Epson, and Sony constitute our principal competitors. Texas Instruments has developed a digital micromirror device, which is referred to as DLP, that competes with our LCoS technology. Sony, JVC, Hitachi, and Spatialight are developing or producing liquid crystal on silicon microdisplays based on their own technology that compete with our LCoS microdisplays. We expect the market participation of these companies to spur the market penetration of liquid crystal on silicon microdisplays. We believe that our proprietary Gen II LCoS products provide superior performance to the liquid crystal on silicon technologies produced by our competitors.

We believe that eMagin, Epson, and Sony constitute our principal competitors for microdisplays used in near-to-eye products. eMagin manufactures a product using OLED on silicon, while Epson and Sony manufacture transmissive HTPS microdisplays, which is a type of microdisplay that can be used in some of the same applications as liquid crystal on silicon microdisplays. Numerous other established and start-up companies are also pursuing similar and related technologies that may compete with our LCoS technology.

Our HDTVs compete on the basis of quality, features, performance, and price.

Research and Development

Our research and development programs focus on advancing technology, developing design and manufacturing processes, and expanding our technology to serve new markets. We have assembled an experienced research and development team by hiring personnel formerly employed by various of the pioneers in the microdisplay industry. In the HDTV product line, we are also researching system components and design platforms. Our engineers and scientists continue to investigate alternative combinations of materials to improve picture quality, cost, and manufacturability. Our research and development activities include the following:

•	silicon backplane design to reduce size and cost, increase resolution and performance, decrease power consumption, and integrate driver functionality;

•	video processing software development for HDTV picture quality;

•	projection optics, color science, and display characterization to optimize the link between the science of LCoS and the end-user experience;

•	ASIC design to combine and enhance functionality, reduce cost, and improve HDTV picture quality;

•	basic research and development to characterize, test, and incorporate new liquid crystal solutions, silicon substrates, and glass;

•	printed circuit board design; and

•	LCoS package and test development programs.

During the nine months ended March 31, 2007, we incurred research and development expenses of $4.8 million. During the period from November 30, 2005 to June 30, 2006, we incurred research and development expenses of $4.4 million. Before the merger with Syntax Groups, Brillian incurred research and development expenses of $4.0 million during the period from July 1, 2005 to November 30, 2005.

We conduct ongoing research and development programs regarding digital imaging products that focus on advancing our technologies, developing new products, improving design and manufacturing processes, and enhancing the quality, performance, and cost-effectiveness of our products. Our goal is to provide our customers with high-performance products that offer value and quality.

Intellectual Property

We rely on a variety of intellectual property methods, including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions, to protect and advance our intellectual property. We hold patents in various technological arenas, including display technologies, optical system illumination technologies, and display drive electronics, and we own fully functioning reference designs. The patents enhance our ability to protect our unique technical developments.

We believe that many elements of our LCoS microdisplay manufacturing process involve proprietary know-how that is not covered by patents or patent applications, and we employ various methods to protect these elements. Examples of these methods include third-party nondisclosure agreements and employee nondisclosure and invention assignment agreements. Additionally, we believe that certain proprietary aspects of our LCoS microdisplays are not easily discovered or developed, even through reverse engineering.

We currently have trademarked three brand names. The LCoS trademark describes the technology that makes up the microdisplay. The Brillian trademark describes the microdisplay product itself. Both of these trademarks have recognition in the display community and are being promoted and used by us to gain product awareness. The Vivitar trademark is used in the digital imaging product market. We have pending trademark applications for IDEA, iDiva, Ölevia, and Syntax.

Government Regulation

Our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. There can be no assurance that material costs and liabilities will not arise from complying with these or from new, modified, or more stringent requirements. For example, the FCC has notified us that importation declarations indicate that we may have violated certain FCC rules with respect to the transition requirements for selling televisions containing high-definition tuners. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

Our microdisplay manufacturing operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.

Backlog

The HDTV industry is characterized by rapid fulfillment. As a result, we had no material backlog of orders at March 31, 2007 and March 31, 2006. Backlog consists of orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of sales for any succeeding period.

Employees

At March 31, 2007, we employed a total of 286 persons. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

Competition for qualified personnel in our industry is very competitive, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.

Legal Proceedings

United States Customs and Border Protection, or Customs, has issued increased duty bills against us in excess of $3.47 million stemming from a dispute with Customs regarding the tariff classification of imported multipurpose monitors under the rules of tariff construction. We believe Customs has improperly classified and valued the merchandise imported by us. Accordingly, we have filed detailed protests seeking to have the duty bills cancelled. We believe the claims are without merit and intend to vigorously defend our position regarding this matter. Kolin, which shipped the monitors to us, has affirmed in writing its agreement to indemnify us for all costs of delivery, including any additional duty that may be deemed due and payable by Customs. While we cannot predict the outcome of the matter, we do not anticipate that the result will have any material effect on our business.

Funai Electric Co., Ltd. initiated a lawsuit against our company and several other digital television manufacturers on March 7, 2007 in U.S. Federal District Court, Central District of California. The complaint alleges that we infringed on a patent exclusively licensed to Funai by conducting the manufacture and distribution of our Ölevia television models. While we cannot predict the outcome of the matter, we do not anticipate that the result will have a material adverse effect on our business, financial condition, statement of operations, or statement of cash flows.

The FCC has notified us that importation declarations indicate that we may have violated certain FCC rules with respect to the transition requirements for selling televisions containing high-definition tuners. We are currently in negotiations with the FCC regarding this matter. Due to the uncertainties related to both the amount and range of loss on the matter, we are currently unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As sufficient additional information becomes available, we will assess the potential liability related to this matter and formulate an estimate of potential liability, which amount could materially impact our results of operations and financial condition.

From time to time, we are involved in other legal proceedings incidental to our business. We currently are not, however, involved in any legal proceeding that we believe would have any material adverse effect on our business, financial condition, statement of operations, or statement of cash flows.

Properties

We occupy approximately 55,780 square feet in a facility in Tempe, Arizona, which houses our corporate headquarters, our manufacturing operations, and our principal research, development, and engineering activities. We sublease this facility under an agreement that extends through December 16, 2009. We occupy a facility located in City of Industry, California consisting of approximately 100,000 square feet of office, warehouse, and distribution space under a lease expiring in April 2008. Kolin maintains a small liaison office in this facility and reimburses us for 10% of our total occupancy expense. In addition, we lease space in four locations relating to our Vivitar operations. We also lease space at a facility in Boulder, Colorado, where we conduct sales, marketing, and research and development activities. We believe our existing facilities will be sufficient for our needs for at least the next 12 months except that we expect to require additional office and warehouse space for our City of Industry operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position

Vincent F. Sollitto, Jr.	59	Chairman of the Board, Chief Executive Officer, and Director
James Ching Hua Li	39	President, Chief Operating Officer, and Director
Wayne A. Pratt	45	Vice President, Chief Financial Officer, Secretary, and Treasurer
Man Kit (Thomas) Chow	45	Chief Procurement Officer and Director
Michael Chan	38	Executive Vice President – LCD Operations
Robert L. Melcher	66	Chief Technology Officer
David P. Chavoustie(1)(3)	64	Director
Shih-Jye Cheng(2)(3)	48	Director
Yasushi Chikagami(2)(3)	68	Director
Max Fang(1)(3)	55	Director
John S. Hodgson(1)(2)	55	Director
Christopher C.L. Liu	58	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating Committee

Vincent F. Sollitto, Jr. has been the Chairman of the Board of our company since November 2005 and the Chief Executive Officer and a director of our company since June 2003. Mr. Sollitto served as President of our company from June 2003 until November 2005. Mr. Sollitto served as President and Chief Executive Officer of Photon Dynamics, Inc., a provider of yield management solutions for flat panel displays, from June 1996 until January 2003. From August 1993 to June 1996, Mr. Sollitto served as the General Manager of Business Unit Operations for Fujitsu Microelectronics Inc., a semiconductor and electronics company. From April 1991 to August 1993, Mr. Sollitto served as the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Incorporated, Mr. Sollitto spent 21 years in various management positions at International Business Machines Corporation, including Director of Technology and Process. Mr. Sollitto serves as a director of Applied Films Corporation, a thin film deposition equipment company, and Ultratech Stepper, Inc., a photolithography equipment company, each of which is a public company.

James Ching Hua Li has been the President and Chief Operating Officer and a director of our company since November 2005. Mr. Li served as Syntax Groups’ Chief Executive Officer from July 1, 2003 until Syntax Groups’ merger with us in November 2005, and also co-founded Syntax Groups. Before joining Syntax Groups, Mr. Li was the Director of OEM/ODM Business and Executive Assistant to the Chairman and CEO from December 1998 to February 2003 at Elitegroup Computer Systems, a leading manufacturer of computer motherboards. From January 1997 to December 1998, he was General Manager at Chenbro America, Inc., a computer chassis manufacturer. From December 1989 to July 1996, he was the Senior Business Manager in the Global Procurement Office at Gateway Computer, a manufacturer of home and personal computers.

Wayne A. Pratt has been Vice President, Chief Financial Officer, Secretary, and Treasurer of our company since our formation. Mr. Pratt served as Senior Vice President and Chief Financial Officer of Limelight Networks, LLC, a provider of outsourced e-business infrastructure and IP delivery services, from April 2002 until joining our company in April 2003. Mr. Pratt was Senior Vice President and Chief Financial

Officer of Axient Communications, Inc., a venture capital-backed telecommunications company, from February 2000 until January 2001; Senior Vice President – Operations of Verde Capital Partners, LLC, a venture capital firm, from November 1999 until January 2000; Senior Vice President and Chief Financial Officer for Frontier Global Center, Inc., a web hosting company, from March 1998 until November 1999; Senior Vice President and Chief Financial Officer for Global Center, Inc., a web hosting company, from January 1997 until its acquisition by Frontier Global Center, Inc. in February 1998; and Vice President and Chief Financial Officer of Primenet Services for the Internet, Inc., a nationwide ISP, from December 1995 until its acquisition by Global Center, Inc. in January 1997. Mr. Pratt was Director of Financial Reporting for Swift Transportation Co., Inc., a national publicly owned trucking company, from August 1994 until December 1995. From July 1986 until August 1994, Mr. Pratt held various positions with KPMG LLP, most recently as a Senior Manager.

Man Kit (Thomas) Chow has been Chief Procurement Officer and a director of our company since November 2005. Mr. Chow served as Syntax Groups’ Chief Financial Officer from May 1, 2004 until Syntax Groups’ merger with us in November 2005. He co-founded Lasertech Computer Distributor, Inc. in October 1994, a distributor of computer equipment, and formerly a wholly owned subsidiary of Syntax Groups, and served as its Chief Operating Officer until 2004. In 1996, he co-founded Warpspeed, a manufacturer of graphic display adapters. From 1990 to 1996, he was President of the QDI Group, a manufacturer of personal computer motherboards and graphic display cards, and a wholly owned subsidiary of Legend Holding Group, Hong Kong. From 1989 to 1990, Mr. Chow was Sales Manager for Legend Holding Group, the largest personal computer manufacturing company in China.

Michael Chan has been the Executive Vice President – LCD Operations of our company since November 2005. Mr. Chan served as Syntax Groups’ Chief Operating Officer from May 1, 2004 until Syntax Groups’ merger with us in November 2005. From June 2000 to April 2004, Mr. Chan was Vice President of Lasertech Computer Distributor, Inc., a distributor of computer equipment and formerly a wholly owned subsidiary of Syntax Groups, with responsibility for sales and marketing. He co-founded NCX Corp., a wholesaler of computer peripherals, and served as its Chief Executive Officer from July 1997 to May 2000. From 1994 to 1997, he served as Chief Operating Officer of Shinho Technology and Communication, Inc., a manufacturer of monitors. Mr. Chan was financial controller at Infiniti Manufacturing and Microstar Computer, a system integrator and wholesaler of personal computer components, from 1992 to 1994.

Robert L. Melcher has been the Chief Technology Officer of our company since our formation. Dr. Melcher served as the Chief Technology Officer of TFS from October 1999 until our spin-off from TFS. Prior to joining TFS, Dr. Melcher was employed at IBM in a variety of management positions since 1970. He served as the Program Leader for Projection Displays from 1993 to 1999 and as Director of the Physical Sciences Department from 1990 to 1993.

David P. Chavoustie has been a director of our company since September 2003. From April 1998 until his retirement in December 2005, Mr. Chavoustie served as Executive Vice President of Sales and Marketing of ASML Holding NV, a manufacturer of lithography equipment used to manufacture semiconductors. From April 1992 until March 1998, Mr. Chavoustie held several positions with Advanced Micro Devices, Inc., a semiconductor company, including Vice President/ General Manager Customer Specific Products Division, Vice President/ General Manager Embedded Processor Division, and Vice President Worldwide Sales/ Marketing – Vantis (a wholly owned subsidiary of AMD). From 1985 to 1992, Mr. Chavoustie held various positions with VLSI Technology, Inc., an ASIC semiconductor company, including Sales Director, Vice President Sales and Corporate Marketing, and Senior Vice President/ General Manager ASIC Products. From 1974 to 1984, Mr. Chavoustie held various sales positions with Advanced Micro Devices, including area sales – Southeast United States, regional sales manager, and district sales manager – Upstate New York.

Shih-Jye Cheng has been a director of our company since November 2005. Mr. Cheng is Chairman and Chief Executive Officer of ChipMOS Technologies (Bermuda) Ltd. (“ChipMOS”), a publicly traded company. He has served as a director and Chief Executive Officer of ChipMOS since August 2000 and became Chairman in May 2004. Mr. Cheng holds various executive positions in subsidiaries and affiliates of ChipMOS including: President of ChipMOS Technologies Inc., Taiwan since 1997; Chairman of ChipMOS Taiwan since June 2003; Chairman of ChipMOS Technologies (Shanghai) Ltd. since 2002; and Chairman of

ChipMOS Logic Technologies Inc. since 2004. Since 2002 he has served as Chairman of each of ThaiLin Semiconductor Corporation and Chantek Electronic Co., Ltd. Mr. Cheng also served as the Chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and as a director of Ultimate Electronics Corp. from 2000 to 2003.

Yasushi Chikagami has been a director of our company since November 2005. Mr. Chikagami founded Arise Corporation in Japan in 2000 and currently serves as its Chairman. Mr. Chikagami currently serves on the boards of directors of the following companies: ANDevices, Inc. since 2000; Arise Corporation (Taiwan) as Chairman since 1992; Good TV Broadcasting Corporation (Taiwan) as Chairman since 2001; Semiconductor Manufacturing International Corporation (Japan) as Vice Chairman since 2003; Silicon Storage Technology Inc., a publicly traded company, since 1995; and Trident Microsystems, Inc. since 1993. Mr. Chikagami also served as a director of World Peace Group International Ltd. (Singapore) from 2002 to 2004.

Max Fang has been a director of our company since November 2005. Mr. Fang founded and currently serves as Chairman and CEO of Maxima Capital Management, Inc., a venture capital firm. From 1990 until 2002, Mr. Fang was employed by Dell Corporation and established its International Procurement Office. In 2002, Mr. Fang left Dell and established Maxima Capital Management, Inc. Since 2003, Mr. Fang has served as director of Entery Industry Co., a publicly traded Taiwanese company.

John S. Hodgson has been a director of our company since September 2003. Mr. Hodgson is a financial consultant in the technology industry. From January 2006 through June 2006, Mr. Hodgson served as the Interim Chief Financial Officer of Sonoran Energy, Inc., public company. Mr. Hodgson served as Senior Vice President and Chief Financial Officer of iLinc Communications, Inc., a public company that provides integrated Web and audio conferencing solutions, from July 2004 to March 2005. Mr. Hodgson served as Chief Financial Officer of FlipChip International, LLC, an advanced semiconductor bumping services company, from February 2004 until July 2004. Mr. Hodgson was engaged as a consultant in several arrangements from October 2003 until February 2004. Mr. Hodgson served as Chief Financial Officer for the High Tech Institute, a private company that provides post-secondary education in the technology and allied health care fields, from December 2002 until October 2003. Mr. Hodgson served as Chief Financial Officer for Simula, Inc., a public company that provides crash restraint and energy absorption technologies, from February 2002 until January 2003. Mr. Hodgson served as Chief Financial Officer for FEI Company, a public company engaged in semiconductor equipment production, from May 2000 until February 2002. Mr. Hodgson served as Chief Financial Officer for Motion Systems, Inc., a private company, from June 1999 until May 2000. Mr. Hodgson served as Vice President and Chief Financial Officer for Integrated Process Equipment Corp., a public company engaged in semiconductor equipment production, from 1994 until June 1999.

Christopher C.L. Liu has been a director of our company since November 2005. Mr. Liu currently serves as the President and a member of the board of directors of Taiwan Kolin Co. Ltd., a Taiwan publicly listed company that manufactures and distributes consumer electronics and home appliances, positions he has held since May 2000 and May 1989, respectively. Mr. Liu is currently a member of the board of directors of the following companies: DigiMedia Technology Co., Ltd., Chairman, since 1997; Realise Technology and Service Co., Ltd., Chairman, since 1999; Ares Tech Co., Ltd., Chairman, since 2004; River Co., Ltd., Chairman, since 2004; Commission of Taiwan Digital Television, since October 2005; Chung Hua Finance and Economic Strategic Association, since 2002; and China Chemical Pharmaceutical Company Limited, since 2004. He also served as Supervisor for the Department of Public Works and Transportation for the city of Austin, Texas from 1985 to 1989.

There are no family relationships among any of our directors or executive officers. Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the pleasure of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Christopher C.L. Liu, a director of our company, is the President and a director of Taiwan Kolin Co. Ltd. Kolin is our primary supplier of LCD HDTVs. We paid Kolin a total of $132.7 million for contract manufacturing services and electronic components and subassemblies during fiscal 2006.

On March 9, 2004, in conjunction with our plans to expand our product lines to include home entertainment products, including LCD HDTVs, we entered into a Manufacturing Agreement with Kolin. This Manufacturing Agreement had an initial term of one year and could be extended for up to five additional one-year periods at our option. We have elected to extend this Manufacturing Agreement to March 2008. In conjunction with the execution of this Manufacturing Agreement, we also entered into an additional agreement intended to govern the terms pursuant to which we, Kolin, and DigiMedia Technology Co., Ltd., the product research and development subsidiary of Kolin, would form a strategic alliance through the acquisition by Kolin of up to 10% of our common stock and the acquisition by us of up to 10% of the common stock of DigiMedia. On March 29, 2006, we sold Kolin 3.0 million shares of our common stock and a warrant to purchase 750,000 shares of our common stock for gross proceeds of $15.0 million. As of March 31, 2007, Kolin and one of its subsidiaries owned a total of 6.1 million shares of our common stock, representing approximately 9.8% of our total outstanding common stock. As a result of the foregoing, Kolin and DigiMedia are considered related parties.

In March 2004, we entered into three additional agreements with Kolin that provide for rebates to us on purchases from Kolin. Under these agreements, we receive a rebate equal to 3.0% of purchases for providing technical know how to Kolin, a rebate equal to 2.5% of purchases for market development funds, and volume incentive rebates up to 2.75% of purchases. These rebates are issued monthly based upon units shipped from Kolin to us. In accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” we record these rebates as a reduction to the price of the products purchased upon receipt of the products and allocate such rebates to inventory and cost of sales accordingly. Rebates granted by Kolin applicable to goods in transit are recorded as amounts outstanding to Kolin until such goods are received.

Kolin also grants us price protection credits pursuant to which we receive any credits or rebates that Kolin receives from the suppliers of components incorporated into our HDTVs.

As of June 30, 2004, we had entered into an agreement with Kolin for reimbursement of warranty costs for units we sold. Since January 2005, we have provided on-site warranty service to consumers through a third party. The cost for this service is billed to us on a case-by-case basis. Kolin has agreed to reimburse us varying amounts ranging from $10 to $100 per unit to cover the cost of these warranty expenses as well as our costs in administering the program and servicing units that cannot be serviced by the warranty provider. Kolin provides these per-unit reimbursements at the time it ships products to us. We record these reimbursements from Kolin for units that we have sold to our customers first as a reduction to the third-party warranty costs, with the excess reimbursement recorded as deferred warranty revenue, a current liability, and amortized as a reduction in cost of sales over the succeeding 12-month period. We record reimbursements received from Kolin for units that have not been shipped to customers as deferred warranty revenue.

In January 2007, we invested $339,000 in exchange for 16.7% of the outstanding ownership interest of Ölevia Japan, which will distribute Ölevia HDTVs in Japan. Arise Corporation also owns a 16.7% interest in Ölevia Japan. Yasushi Chikagami, a director of our company, is the founder and Chairman of Arise.

From May 2005 through September 2005, we purchased tuners and AV module components used in the assembly of LCD TV products from the Riking Group, a Hong Kong-based exporter, and for the year ended June 30, 2006, purchases from Riking Group totaled $885,000. As of June 30, 2006, we had a note payable of $200,000 to Riking Group and a note payable of $200,000 to Riking USA, a U.S.-based investment holding company. Each of these notes was repaid during the quarter ended December 31, 2006. Man Kit (Thomas) Chow, our Chief Procurement Officer, is the President of each of Riking USA and Riking Group, and Riking Group is owned by a Hong-Kong based company controlled by Mr. Chow’s father. Mr. Chow does not receive any compensation from either company for his services as President.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock on May 10, 2007, except as indicated, by (1) each director and each named executive officer of our company, (2) all directors and executive officers of our company as a group, (3) each person known by our company to own more than 5% of our common stock and not otherwise listed in this table, and (4) each selling stockholder.

	Shares Beneficially		Shares	Shares Beneficially
	Owned Prior to		Being	Owned After
	Offering(1)		Registered	Offering(1)
Name of Beneficial Owner	Number	Percent	for Sale(2)	Number	Percent

Directors and Named Executive Officers:
Vincent F. Sollitto, Jr.(3)	470,468	*	—	470,468	*
James Ching Hua Li(4)	1,131,541	1.9%	—	1,131,541	1.3%
Michael Chan(5)	1,481,680	2.5%	—	1,481,680	1.7%
David P. Chavoustie(6)	81,913	*	—	81,913	*
Shih-Jye Cheng(7)	40,179	*	—	40,179	*
Yasushi Chikagami(8)	70,937	*	—	70,937	*
Man Kit (Thomas) Chow(9)	3,436,203	5.7%	1,217,391	2,218,812	2.6%
Max Fang(10)	40,179	*	—	40,179	*
John S. Hodgson(11)	88,724	*	—	88,724	*
Christopher C.L. Liu(12)	6,996,212	11.5%	869,565	6,126,647	7.1%
Robert L. Melcher(13)	114,252	*	—	114,252	*
Wayne A. Pratt(14)	175,046	*	—	175,046	*
All directors and executive officers as a group (12 persons)(15)	14,127,334	22.7%	2,086,956	12,040,378	13.7%
5% Stockholders:
Great Step Company, Limited(16)	4,565,141	7.6%	521,739	4,043,402	4.7%
Taiwan Kolin Co. Ltd. and affiliates(17)	6,879,138	11.3%	869,565	6,009,573	6.9%

*	Less than 1% of the outstanding shares of common stock.

(1)	Includes, when applicable, shares owned of record by such person’s minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the identified person had the right to acquire within 60 days of May 10, 2007. In calculating the percentage of ownership, all shares of common stock that the identified person will have the right to acquire within 60 days of May 10, 2007 are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.

(2)	The table does not give effect to the sale of additional shares if the underwriters exercise their overallotment option. If such option is exercised in full, the following stockholders will sell up to the following number of additional shares:

Man Kit (Thomas) Chow	182,609
Great Step Company, Limited	78,261
Taiwan Kolin Co. Ltd.	130,435

Total	391,305

(3)	Includes 391,000 shares of common stock issuable upon exercise of vested stock options.

(4)	Includes 158,889 shares of common stock issuable upon exercise of vested stock options.

(5)	Includes 120,389 shares of common stock issuable upon exercise of vested stock options and 144,563 shares held by Daphne Ng Chan, spouse of Mr. Chan.

(6)	Includes 76,895 shares of common stock issuable upon exercise of vested stock options.

(7)	Includes 39,582 shares of common stock issuable upon exercise of vested stock options.

(8)	Includes 70,340 shares of common stock issuable upon exercise of vested stock options.

(9)	Includes 120,389 shares of common stock issuable upon exercise of vested stock options.

(10)	Includes 39,582 shares of common stock issuable upon exercise of vested stock options.

(11)	Includes 84,582 shares of common stock issuable upon exercise of vested stock options.

(12)	Includes 116,477 shares of common stock issuable upon exercise of vested stock options and 6,879,138 shares of common stock beneficially owned by Taiwan Kolin Co. Ltd. and its affiliates. Mr. Liu is president and a director of Taiwan Kolin Co. Ltd. and exercises voting and dispositive power over such shares. Mr. Liu disclaims beneficial ownership of the shares of common stock held by Taiwan Kolin Co. Ltd.

(13)	Includes 89,752 shares of common stock issuable upon exercise of vested stock options.

(14)	Includes 124,000 shares of common stock issuable upon exercise of vested stock options.

(15)	Includes 1,431,877 shares of common stock issuable upon exercise of vested stock options.

(16)	Mr. John Cheng-Chich Huang has voting and dispositive control over these securities. Mr. Huang disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(17)	Includes 750,000 shares issuable upon the exercise of a warrant and 1,091,909 shares held by Tai Lin Int’l Holding Ltd., a subsidiary of Taiwan Kolin Co. Ltd., over which Taiwan Kolin Co. Ltd. has voting and dispositive power. The address for Taiwan Kolin Co. Ltd. is 86 Sec. 1, Chung-Ching S. Road, Taipei, Taiwan. Mr. Christopher C.L. Liu, a director of our company, is president and a director of Taiwan Kolin Co. Ltd.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders, and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Canaccord Adams Inc.
Brean Murray, Carrett & Co., LLC

Total	25,608,695

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed to purchase all the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession, and discount may be changed.

The following table shows the public offering price, underwriting discount, and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Overallotment Option

We and the selling stockholders have granted options to the underwriters to purchase up to 3,841,305 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders and our executive officers, directors, and certain of our significant stockholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right, or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash, or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus supplement, the representative may reduce that share position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may change the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through completion of distribution. A passive market maker must display its bid or a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of Greenberg Traurig, LLP beneficially owned 10,274 shares of our common stock as of the date of this prospectus supplement. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Dorsey & Whitney LLP, Irvine, California. The underwriters are being represented by Cooley Godward Kronish LLP, San Francisco, California.

EXPERTS

The consolidated balance sheets of Syntax-Brillian Corporation as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2006 incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K/A for the year ended June 30, 2006 have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Vivitar Corporation and subsidiaries as of December 31, 2005, 2004, and 2003 and the related consolidated statements of operations, stockholder’s deficit and comprehensive loss and cash flows for the years then ended incorporated in this prospectus supplement by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The report of Mazars & Guerard, independent auditors, on the financial statements of Vivitar France for the year ended December 31, 2005 is incorporated in this prospectus supplement by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

The reports of Deloitte & Associes, independent auditors, on the financial statements of Vivitar France for the years ended December 31, 2004 and 2003 are incorporated in this prospectus supplement by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

The reports of Morris Owen, independent auditors, on the financial statements of Vivitar (Europe) Limited for the years ended December 31, 2005, 2004, and 2003 are incorporated in this prospectus supplement by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus supplement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the common stock offered by this prospectus, as well as the exhibits and schedules to the registration statement, we refer you to the registration statement, those exhibits and schedules, and to the information incorporated by reference in this prospectus.

Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	Annual Report on Form 10-K/A for the year ended June 30, 2006 filed with the SEC on October 20, 2006.

•	Proxy Statement filed with the SEC on October 25, 2006.

•	Form 10-Q/A for the quarter ended March 31, 2006 filed with the SEC on October 20, 2006.

•	Form 10-Q/A for the quarter ended September 30, 2006 filed with the SEC on February 16, 2007.

•	Form 10-Q for the quarter ended December 31, 2006 filed with the SEC on February 14, 2007.

•	Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 11, 2007.

•	Current Report on Form 8-K/A filed with the SEC on October 20, 2006.

•	Current Report on Form 8-K filed with the SEC on November 1, 2006.

•	Current Report on Form 8-K filed with the SEC on November 21, 2006.

•	Current Report on Form 8-K filed with the SEC on December 7, 2006.

•	Current Report on Form 8-K filed with the SEC on December 7, 2006.

•	Current Report on Form 8-K filed with the SEC on December 28, 2006.

•	Current Report on Form 8-K filed with the SEC on January 3, 2007.

•	Current Report on Form 8-K/A filed with the SEC on February 6, 2007.

•	Current Report on Form 8-K filed with the SEC on April 2, 2007.

•	Current Report on Form 8-K/A filed with the SEC on April 2, 2007.

•	Current Report on Form 8-K filed with the SEC on May 2, 2007.

•	The description of our common stock contained in our registration statement on Form 10 (Registration No. 000-50289), including any amendments or reports filed for the purpose of updating that description.

•	All documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the termination of this offering.

You may request a copy of these filings at no cost, by writing or telephoning us as follows:

Syntax-Brillian Corporation
1600 N. Desert Drive
Tempe, Arizona 85281
(480) 389-8888

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

PROSPECTUS

33,000,000 Shares

Common Stock

We may offer from time to time up to 30,000,000 shares of our common stock at prices and on terms to be determined at or prior to the time of sale. In addition, certain of our stockholders to be named in one or more prospectus supplements may offer up to an aggregate of 3,000,000 shares of our common stock.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated in this prospectus before you purchase any of the common stock offered hereby. This prospectus may not be used to consummate a sale of our common stock unless accompanied by a prospectus supplement to this prospectus.

The common stock may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our common stock and their compensation will be described in the applicable prospectus supplement.

Our common stock is listed on the Nasdaq Global Market under the symbol “BRLC.”

Investing in our common stock involves risks. You should consider the risks we have described in this prospectus and in any accompanying prospectus supplement before you invest. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we and certain selling stockholders may sell shares of our common stock in one or more offerings. This prospectus provides you with general information. We will provide a prospectus supplement that contains specific information about any offering by us or any selling stockholders.

A prospectus supplement also may add, update, or change information contained in the prospectus. You should read both this prospectus and the prospectus related to any offering as well as additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our common stock.

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PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

The Company

We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs, in liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, formats. Our LCD and our popular priced LCoS HDTVs, under our Olevia brand name, and our premium large-screen, rear-projection HDTVs, utilizing our proprietary LCoS microdisplay technology, are sold to high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. Our price-conscious Olevia product lines include flat panel LCD models in diagonal sizes from 20 inches to 42 inches and our 65-inch Gen II LCoS Rear Projection HDTV designed for the high-volume home entertainment market; our price-performance, full feature Olevia product line includes 42-inch and 47-inch high-end HDTVs for the home entertainment and home theater markets; and our Gen II LCoS rear projection 65-inch HDTV addresses the premium audio/video market. We have established a virtual manufacturing model utilizing Asian sourced components and third-party contract manufacturers and assemblers located in close proximity to our customers to assemble our HDTVs.

We also are a leading manufacturer of both digital and film cameras, and other photographic products, including digital cameras, 35mm zoom cameras, point and shoot cameras, auto focus cameras, 35mm SLR cameras, DVD cameras, multimedia players, manual and automatic lenses, flashes, binoculars, projectors, and camera accessories. In addition, we also offer a broad line of LCoS microdisplay products and subsystems, including LCoS imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

Our Strategy

Our goal is to enhance our leadership position in the HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:

•	expand our market share across multiple HDTV market segments;

•	leverage our global virtual manufacturing model;

•	capitalize on our technological expertise;

•	pursue strategic relationships and acquisitions; and

•	provide value-added customer service for OEMs.

Our History

Until September 2003, we operated as a division of Three-Five Systems, Inc. or TFS. In anticipation of the spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its LCoS microdisplay business, including the related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS. In November 2005, we completed a merger with Syntax Groups Corporation and changed our corporate name from Brillian Corporation to Syntax-Brillian Corporation. Syntax was incorporated in April 2003 to develop, market, and distribute electronic products through collaboration with third-party companies in

Asia. In November 2006, we acquired Vivitar Corporation, a designer, developer, and marketer of photographic, optical, electronic, and digital imaging products.

Our Offices

We maintain our principal executive offices at 1600 N. Desert Drive, Tempe, Arizona 85281. Our telephone number is (480) 389-8888.

Our website is located at www.syntaxbrillian.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Please see the risk factors described under the caption “Risk Factors” contained in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus, and in any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement regarding our strategy, prospects, plans, objectives, future operations, future revenue and earnings, projected margins and expenses, technological innovations, future products or product development, product development strategies, potential acquisitions or strategic alliances, the success of particular product or marketing programs, the amount of revenue generated as a result of sales to significant customers, financial position, and liquidity and anticipated cash needs and availability are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors” in our most recent Annual Report on Form 10-K. We also will include or incorporate by reference in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions, or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

PROSPECTUS SUPPLEMENTS

This prospectus provides you with a general description of the proposed offering of shares of our common stock. Each time that we or any selling stockholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update, or change information contained in this prospectus and should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

A prospectus supplement to be attached to the front of this prospectus will describe the terms of any offering of common stock and any offering price to the public in that offering, the purchase price and net proceeds of that offering, and the other specific terms related to that offering of common stock.

USE OF PROCEEDS

Except as may be otherwise set forth in a prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of common stock offered by us for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time or the consideration for any acquisitions that we may make.

We will not receive any proceeds from the sale of shares of common stock by any selling stockholders. The selling stockholders named in any prospectus supplement received their common stock in the merger of Brillian Corporation with Syntax Groups Corporation in November 2005 or in our acquisition of Vivitar Corporation in November 2006.

PLAN OF DISTRIBUTION

We and any selling stockholders may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers,

•	directly to one or more purchasers,

•	through agents, or

•	through a combination of any of those methods of sale.

In addition, selling stockholders may sell shares of our common stock under Rule 144 under the Securities Act, if applicable, rather than under any prospectus supplement.

The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including the following:

•	the name or names of any underwriters or agents,

•	any initial public offering price,

•	the proceeds from such sale,

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the shares may be listed.

We and any selling stockholders may distribute the shares from time to time in one or more of the following ways:

•	at a fixed public offering price or prices, which may be changed,

•	at prices relating to prevailing market prices at the time of sale,

•	at varying prices determined at the time of sale, or

•	at negotiated prices.

Underwriters, dealers, or agents may receive compensation in the form of discounts, concessions, or commissions from us, from any selling stockholders, or from purchasers of the common stock as their agents in connection with the sale of our common stock. These underwriters, dealers, or agents may be considered to be underwriters under the Securities Act of 1933. As a result, discounts, commissions, or profits on resale received by underwriters, dealers, or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer, or agent and describe any compensation received by them from us or any selling stockholders. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In connection with any offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option so that if there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after the pricing of any offering that could adversely affect investors who purchase in that offering.

•	Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Underwriters, dealers, and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments they may be required to make in respect of these liabilities thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling our company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters, dealers, and agents and their affiliates may be customers of, may engage in transactions with, or perform services for us in the ordinary course of business for which they receive compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of such firm beneficially owned 10,274 shares of our common stock as of the date of this prospectus.

EXPERTS

The consolidated balance sheets of Syntax-Brillian Corporation as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2006 incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended June 30, 2006 have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Vivitar Corporation and subsidiaries as of December 31, 2005, 2004, and 2003 and the related consolidated statements of operations, stockholder’s deficit and comprehensive loss and cash flows for the years then ended incorporated in this prospectus by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The report of Mazars & Guerard, independent auditors, on the financial statements of Vivitar France for the year ended December 31, 2005 is incorporated in this prospectus by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

The reports of Deloitte & Associes, independent auditors, on the financial statements of Vivitar France for the years ended December 31, 2004 and 2003 are incorporated in this prospectus by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

The reports of Morris Owen, independent auditors, on the financial statements of Vivitar (Europe) Limited for the years ended December 31, 2005, 2004, and 2003 are incorporated in this prospectus by reference from Amendment No. 2 to our Current Report on Form 8-K dated November 21, 2006, as filed with the SEC on April 2, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Through our website at www.syntaxbrillian.com, you may access, free of charge, our filings, as soon as reasonably practical after we electronically file them with or furnish them to the SEC. Other information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus or any accompanying prospectus supplement. You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the shares offered hereby under the Securities Act of 1933. This prospectus does not contain all the information included in the registration statement. You may obtain the registration statement and exhibits to the registration statement as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

We incorporate by reference into this prospectus the following documents:

•	Annual Report on Form 10-K/A for the year ended June 30, 2006 filed with the SEC on October 20, 2006.

•	Proxy Statement filed with the SEC on October 25, 2006.

•	Form 10-Q/A for the quarter ended March 31, 2006 filed with the SEC on October 20, 2006.

•	Form 10-Q/A for the quarter ended September 30, 2006 filed with the SEC on February 16, 2007.

•	Form 10-Q for the quarter ended December 31, 2006 filed with the SEC on February 14, 2007.

•	Current Report on Form 8-K/A filed with the SEC on October 20, 2006.

•	Current Report on Form 8-K filed with the SEC on November 1, 2006.

•	Current Report on Form 8-K filed with the SEC on November 21, 2006.

•	Current Report on Form 8-K filed with the SEC on December 7, 2006.

•	Current Report on Form 8-K filed with the SEC on December 7, 2006.

•	Current Report on Form 8-K filed with the SEC on December 28, 2006.

•	Current Report on Form 8-K filed with the SEC on January 3, 2007.

•	Current Report on Form 8-K/A filed with the SEC on February 6, 2007.

•	Current Report on Form 8-K filed with the SEC on April 2, 2007.

•	Current Report on Form 8-K/A filed with the SEC on April 2, 2007.

•	The description of our common stock contained in our registration statement on Form 10 (Registration No. 000-50289), including any amendments or reports filed for the purpose of updating that description.

•	All documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing or telephoning us as follows:

Syntax-Brillian Corporation
1600 N. Desert Drive
Tempe, Arizona 85281
(480) 389-8888

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

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